(“Great Basin Gold” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2008

This Annual Information Form (“AIF”) is as of March 27, 2009

– 2 –	Annual Information Form and Form 40-F

ITEM 2. TABLE OF CONTENTS

	Page

ITEM 2.	TABLE OF CONTENTS	2
ITEM 3.	CORPORATE STRUCTURE	8
ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS	11
ITEM 5.	DESCRIPTION OF BUSINESS	12
ITEM 6.	DIVIDENDS	64
ITEM 7.	DESCRIPTION OF CAPITAL STRUCTURE	64
ITEM 8.	MARKET FOR SECURITIES	66
ITEM 9.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	67
ITEM 10.	DIRECTORS AND OFFICERS	67
ITEM 11.	PROMOTERS	77
ITEM 12.	LEGAL PROCEEDINGS	77
ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77
ITEM 14.	TRANSFER AGENT AND REGISTRAR	77
ITEM 15.	MATERIAL CONTRACTS	78
ITEM 16.	INTERESTS OF EXPERTS	78
ITEM 17.	ADDITIONAL INFORMATION	79
ITEM 18.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	79
ITEM 19.	CONTROLS AND PROCEDURES	79
ITEM 20.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS	81
ITEM 21.	OFF BALANCE SHEET ARRANGEMENTS	82
ITEM 22.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	83

Figures
Figure 1: Location of Burnstone Property		14
Figure 2: Resource Areas and Distribution of Surface Boreholes		18
Figure 3: Hollister Property Location		27
Figure 4: Hollister Property and Carlin Trend		32
Figure 5: 2008 Underground Development at HDB		34
Figure 6: Plan View of current Underground Development at HDB (showing locations of bulk sampling / trial stoping on the Gwenivere and Clementine Veins).		35

– 3 –	Annual Information Form and Form 40-F

PRELIMINARY NOTES

     This AIF includes certain statements that may be deemed “forward-looking statements” and forward looking information. This AIF will be the basis of certain United States securities filings. Accordingly we advise that these forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements or information. Although the Company believes the expectations expressed in such forward-looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward- looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for gold and silver, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions and other risks detailed in this AIF under the heading “Risk Factors”. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements or information.

Incorporation of Continuous Disclosure Documents by Reference

       In this AIF, the “Company”, “we”, “us”, “GBG” or “Great Basin Gold” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

     See also our audited consolidated financial statements for the fiscal years ended December 31, 2008, and 2007 together with the auditor’s report thereon, interim consolidated financial statements, reconciliations to US generally accepted accounting principles, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

     The foregoing documents have been filed publicly by Great Basin, paper copies of which are also available on request from the offices of Great Basin Gold or on the SEDAR website indicated above.

Currency and Metric Equivalents

     All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

– 4 –	Annual Information Form and Form 40-F

     Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces/ton

     Currency conversions used herein are based on December 31, 2008, published by the Bank of Canada as follows: $1 US = $1.2180 CDN.

     The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into US dollars.

	Years Ended December 31
	2008	2007	2006
Rate at end of period	0.8166	1.0120	0.8581
Average rate for period	0.9381	0.9304	0.8817
High for period	1.0289	1.0905	0.9099
Low for period	0.7711	0.8437	0.8528

     The following table sets forth (i) the rate of exchange for the South African Rand, or ZAR, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Years Ended December 31
	2008	2007	2006
Rate at end of period	0.1071	0.1457	0.1419
Average rate for period	0.1229	0.1419	0.1488
High for period	0.1483	0.1551	0.1670
Low for period	0.0886	0.1332	0.1260

     The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

– 5 –	Annual Information Form and Form 40-F

	Years Ended December 31
	2008	2007	2006
Rate at end of period	0.1311	0.1440	0.1653
Average rate for period	0.1299	0.1523	0.1690
High for period	0.1514	0.1692	0.1945
Low for period	0.1108	0.1415	0.1422

GLOSSARY

In this AIF the following terms have the meanings set forth herein:

2009 Burnstone Report

a technical report entitled “Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project” dated February 27, 2009, prepared by Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat. and Phil Bentley, Pr. Sci. Nat., filed on SEDAR on March 4, 2009.

2009 Hollister Report

a technical report entitled “Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project”, dated February 27, 2009, prepared by Johan Oelofse, Pr. Eng., FSAIMM, Phil Bentley, Pr. Sci. Nat, and Deon van der Heever, Pr. Sci. Nat, filed on SEDAR on March 4, 2009.

Au Eq	means the combined grade of gold, silver and other metals expressed as a gold equivalent;

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	means centimetre grams per tonne.

DME	Department of Minerals and Energy of South Africa.

Epithermal Deposit	A type of deposit formed at low temperature (50-200[o] C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Ga	billion years

g/t	means grams per ton.

HDB	means Hollister Development Block, a portion of the Hollister property in Nevada.

HDSA	Historically disadvantaged South African, a category of person intended to benefit from BEE laws.

HVC	means Hecla Ventures Corp. The Company purchased HVC and hence HVC’s 50% earn-in right into the HDB in 2007.

– 6 –	Annual Information Form and Form 40-F

I-Drift	an access tunnel which follows along the vein.

IRR	internal rate of return, the discount rate that would have to be applied to the projected future cash flows from an asset to make the net present value of the asset worth zero.

JSE	Johannesburg Securities Exchange Limited, one of the three stock exchanges on which our common shares are listed.

LOM	life of mine.

Ma	million years

Mineral Symbols	Mineral symbols which may be used herein are: Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

MPRDA	Minerals and Petroleum Resources Development Act, 2002(RSA)

NI 43-101	means National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

NPV	net present value, the current value of the discounted projected future cash flows from an asset at an assumed % discount rate and a form of proxy value for the asset.

NYSE Alternext	New York Stock Exchange Alternext (formerly American Stock Exchange), one of the three stock exchanges on which our common shares are listed.

oz/ton	means troy ounces per ton

Paleoplacer or Witwatersrand Gold Deposit

An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

RSA	Republic of South Africa.

SEC	United States Securities and Exchange Commission.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

ton (imperial)	2,000 pounds.

tonne or “t” (metric)	1.102 tons.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

ZAR	South African Rand.

– 7 –	Annual Information Form and Form 40-F

Resource Category (Classification) Definitions

     The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

     A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

     An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

– 8 –	Annual Information Form and Form 40-F

     A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

     For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the United States Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

ITEM 3.	CORPORATE STRUCTURE

Overview

     We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia, Canada. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia but are also subject to corporate and securities laws in South Africa and securities laws in the United States. The below noted subsidiaries will be subject to the corporate laws of their jurisdiction of incorporation. Our registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton, 2146, South Africa.

     We operate directly and through our subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Ganes Creek Ventures Corp.	Alaska, USA	100% (held through Great Basin Gold Inc.)
Hollister Ventures Corp.	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Touchstone Resources Company	Nevada, USA	Inactive, 100% (held through Rodeo Creek Gold Inc.)
N5C Resources Inc.	Cayman Islands	100%

– 9 –	Annual Information Form and Form 40-F

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Southgold Exploration (Proprietary) Limited	South Africa	100%, (held through N6C Resources Inc.)
Puma Gold (Pty) Ltd	South Africa	100% (held through Southgold Exploration (Pty) Ltd)
Great Basin Gold RSA (Proprietary) Limited	South Africa	100% (held through N6C Resources Inc.)
GBG Rusaf Gold Ltd	Canada	100% of common (preferred shares are held by former shareholders as described further below)
Boulder Investments Ltd	Cyprus	100% (held through GBG Rusaf Gold Ltd.)
Kurils Holdings Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Franklyn Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Goldtone Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Graceholm Finance Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Shield Resources Ltd	Tanzania	100% (held through Boulder Investments Ltd.)
Kurils Project Holdings Ltd	British Virgin Islands	100% (held through GBG Kurils Holdings Ltd.)
Kurils Resources LLC	Russia	100% (held through GBG Rusaf Gold Ltd.)
Reef Miners Ltd	Tanzania	100% (held through Franklyn Ltd.)
Premier Resources Ltd	Tanzania	100% (held through Goldtone Ltd.)
Protocol Exploration Ltd	Tanzania	100% (held through Graceholme Finance Ltd.)

– 10 –	Annual Information Form and Form 40-F

– 11 –	Annual Information Form and Form 40-F

ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS

     Great Basin Gold is a pre-production mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects, both of which are at the test-mining stage, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and (b) the Burnstone gold project, acquired in 2002, and which is located in the Witwatersrand Basin goldfields in South Africa (the “Burnstone Property”). Updated technical reports were filed for both the Hollister Property and the Burnstone Property in March 2009, which are available at Great Basin’s profile at www.sedar.com.

     At the Hollister Property, an underground exploration and development program is underway to conduct test mining and to obtain bulk samples to help confirm feasibility analysis done in 2007, which analysis has been updated in 2009. At the Burnstone Property, an initial feasibility study was completed in 2006, followed by an optimized feasibility study that was completed in 2007, which analysis has been updated in 2009. The development of an access decline and vertical shaft are now underway.

     As a consequence of completing the acquisition of Rusaf Gold Ltd. (“Rusaf”) in April, 2008, a private British Columbia corporation, the Company is also conducting early stage exploration on a number of other prospects, primarily in Africa and Russia, however it does not consider these properties to be material as they do not have any significant resources identified to date and accordingly have not been the subject of any technical reports. Rusaf was acquired in two tranches for a total consideration of $22.9 million, paid in approximately 6.6 million Great Basin Gold common shares (plus 1.1 million shares issuable on exercise of warrants and options). The acquisition terms also provide for additional Great Basin Gold shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, Great Basin Gold will issue shares valued at the higher of the closing price on acquisition date ($2.94) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton). Great Basin Gold has also agreed to spend between $7 million and $20 million in exploring the acquired properties during this period depending on independent advice as to the likelihood of exploration success. In 2008 we spent $7 million on exploring the Rusaf properties however we do not consider any of the Rusaf properties to be material at this time.

     In addition, the Company purchased the Esmeralda property on December 16, 2008 from Metallic Ventures (U.S.), Inc. (“Metallic Ventures”) for an aggregate consideration of $2,403,600 (US$2,000,000). The Esmeralda Property consists of patented and unpatented mining claims, fee lands, water rights and a mill. The agreement with Metallic Ventures required that the Company substitute its own environmental bonding for the Metallic Ventures bond of US$1,082,728. The Esmeralda Property is approximately 290 miles from the Hollister Property of which about 80% of the distance is paved.

     We do not have any commercial mining operations. Revenues generated during 2008 are attributable to gold and ore sales from the ore extracted during the trial mining activities conducted at the Hollister Property. Our operations consist of exploration, pre-development and test-mining at our two principal mineral projects. The Company did not acquire or dispose of any material properties during 2008.

– 12 –	Annual Information Form and Form 40-F

ITEM 5.	DESCRIPTION OF BUSINESS

     We are engaged in the business of acquiring ownership of or interests in, exploring and, where warranted, developing precious metals deposits. For the past four years we have focused on two primary projects: (a) the Hollister Property on the Carlin Trend in Nevada, USA, where feasibility work was completed in 2007 and updated in 2009 on a portion of the property called the Hollister Development Block (“HDB”), and where an underground exploration and development program is underway, and (b) the Burnstone Property in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed in 2006, followed by an optimized feasibility study in 2007,and updated in 2009. A New Order Mining Right under the MPRDA was awarded for the Burnstone Property in October 2008, which allows the Company to mine gold, silver, and aggregate. The development of a full scale underground mine is currently underway and projected to be in commercial operation by July, 2010 subject principally to project financing being made available.

     In addition to our two primary projects, we hold interests in early stage mineral prospects known as the Ganes Creek Property in Alaska, and through Rusaf, the Tsetsera Property in Mozambique, properties in Tanzania and Iturup (Kurils) Islands (Russian Federation).

Burnstone Property, South Africa

     Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Property contained in this AIF is summarized or extracted from a technical report entitled “Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project” dated February 27, 2009 (the “2009 Burnstone Report”), prepared by Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat and filed on Great Basin’s profile on SEDAR at www.sedar.com. Messrs. Oelofse and Bentley are employees of Great Basin and Mr. van der Heever is independent of the Company.

All information relating to the contents of the 2009 Burnstone Report, including but not limited to statements of the Burnstone Property’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Burnstone Report was prepared to quantify the Burnstone Property’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Property’s mineralization is not yet considered to be a reserve under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Burnstone Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for mining. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be

– 13 –	Annual Information Form and Form 40-F

materially different from those contained in the 2009 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Burnstone Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Burnstone Report. Prices for gold have been below the price ranges assumed in 2009 Burnstone Report at times during the past ten years, and for extended periods of time. The Burnstone Property will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd which represents the required interest by HDSA. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

Burnstone Property Description and Location

     The Burnstone Property is located approximately 80 km southeast of Johannesburg, near the town of Balfour in the Mpumalanga Province of South Africa. (See Figure 1 below) Geologically it is situated in the South Rand Basin of the Witwatersrand Basin., and comprises mineral rights covering approximately 35,000 hectares situated on portions of 32 mineral titles known in RSA as “farms”. Continuing advanced exploration and pre-development work has been underway at the Burnstone Property since 2007. The Burnstone Property has progressed from an advanced stage exploration property through to the feasibility study level, and is currently in the mid stage construction phase with a decline to the reef and vertical shaft nearing completion. Metallurgical processing plant modules are starting to be ordered and received on site.

     Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. The deposit on the Burnstone Property comprises four areas. Areas 1 and 2 are the most advanced and are now included in the mine plan, and Areas 1, 2 and 4 are the focus of ongoing exploration drilling. (See Figure 1 below)

     Prior to November 2004, the mineral resources on the Burnstone Property were partitioned into four areas depending on the amount of drilling and status of geological interpretation. Mineral resources, selected using the same criteria applied previously, now occur within most of the previous Areas 1, 2, 3, and 4 and are now combined as the “Resource Area”. Gold mineralization in the Resource Area is distributed in conglomerate beds over an area of 19 km by 5.8 km. The conglomerate horizon in the measured resource portion of the Resource Area averages 53 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property, encompassing an even greater area.

– 14 –	Annual Information Form and Form 40-F

Figure 1: Location of Burnstone Property

     Burnstone Property titles are 100% held through a subsidiary and are held royalty free except for a 4% royalty on refined gold payable to the government of RSA as provided for in the Mineral and Petroleum Resources Royalty Bill (“Royalty Bill”). The royalty percentage is calculated based on an agreed formula being applied to earnings before interest and tax of Great Basin, and management has estimated the royalty payable on the Burnstone Property to be 4%. It is uncertain when the Royalty Bill will come into force, as the government of RSA has recently stated that the implementation of the royalty regime is to be deferred to 2010 due to the current global economic conditions. At present, Great Basin has secured, by way of purchase agreements, the required surface rights for the mine plan at the Burnstone Property.

     In 2007, Great Basin Gold completed a series of transactions whereby, in order to achieve compliance with South Africa’s BEE legislation that required Great Basin to achieve a target of 26% ownership in the Company’s South African projects by HDSAs by 2014, Tranter Burnstone (Proprietary) Limited, a BEE corporation, became the owner of 19,938,650 new Common Shares in Great Basin Gold. This was deemed equivalent to the 26% in the Burnstone Property as required by the MPRDA and the Mining Charter. There is an agreed lock-up period of at least 3 years during which the Common Shares owned by Tranter cannot be traded. As of the date of filing of this AIF, Tranter owns approximately 6% of the issued share capital of Great Basin Gold on a fully diluted basis. The purchase consideration paid by Tranter Burnstone was US$38 million which was borrowed from South African banks and the transaction also effectively settled a net smelter royalty that Gold Fields held over the Burnstone Property. As part of the contribution to Tranter’s acquisition of the 19.9 million common shares, Great Basin Gold guaranteed interest on the $38 million loan in the amount of ZAR80 million ($8 million) and further provided a ZAR32 million ($3.2 million) deposit to help secure the loan when its collateral value declined in 2008. Great Basin Gold will seek recovery of the deposit if its share price recovers to the $2 range.

– 15 –	Annual Information Form and Form 40-F

     By concluding this transaction with Tranter Burnstone, Great Basin Gold complied with the MPRDA and was able to submit its application for a Mining Right in the name of Southgold over the Burnstone Property to the DME in September 2007. On October 28, 2008 the DME granted a Mining Right to Southgold to mine gold, silver and aggregate at the Burnstone Property. The Mining Right was notarially executed by the DME and the Company effective February 17, 2009 for a period of 18 years.

     On March 10, 2008, Great Basin announced that the DME had approved an amended Environmental Management Plan for the sinking of the vertical shaft at the Burnstone Property. This development was needed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development. Simultaneously with the execution of the mining right, the Environmental Management Plan for Area 1 was approved by the DME, and the bulk sample program is to be replaced by a LOM plan, the detail of which is being developed

     In addition, the mandatory Environmental Impact Assessment (“EIA”) for Area 2 has commenced. The Company expects that this will be completed by September 2009, after which the Company will seek approval for access to mine Area 2 of the Burnstone Property.

     The Burnstone Property area is currently under active agricultural farming and grazing and as such has no known existing material environmental liabilities that could impact the project.

     The government of RSA has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DME has jurisdiction over mineral rights relating to the property on which the Burnstone Property is located.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Burnstone Property is accessed from the main Johannesburg to Durban highway via the Heidelberg South highway at the Balfour exit. The town of Balfour is located approximately 18 km east of the Durban highway. From the municipality of Balfour the Burnstone Property is accessible via a network of unpaved roads, approximately 6.5 km east of the town of Balfour. The adjacent town of Balfour and the surrounding Dipaleseng municipality have a population of about 37,000 people and an employable population of about 14,000, however the majority of the district population have low skill levels.

     The Burnstone Property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 feet). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July- August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and can be accompanied by substantial lightning and hailstorms. The Balfour area has been intensively farmed for corn and hay for nearly 100 years, consequently there is very little indigenous vegetation remaining in the area of the property.

     The Burnstone Property is crossed by national Eskom grid power lines, two gas pipelines and by two rail lines, one being the main Johannesburg to Durban trunk line. There are three rail sidings on the Burnstone Property. The Balfour municipal water supply from the Haarhoff dam has excess pipeline capacity, sufficient to service the mine and mills potable water needs and the initial construction needs.

     Raw water for long term operation of the mine/mill can be obtained from the Vaal River Eastern Sub-System Augmentation Pipeline project which was commissioned during 2008. Currently, indications exist that sufficient make-up water could be available from underground sources. Therefore, the Company has determined not to establish a raw water supply infrastructure at the present time.

– 16 –	Annual Information Form and Form 40-F

     An independent rock quarry producing crushed stone is also located on the surface lands in the southwest portion of the Burnstone Property. The stone quarry is sufficiently distant so it will not interfere with the Burnstone Property development, nor will development of the Burnstone Property negatively impact quarrying operations.

History

     Gold was first discovered in the South Rand area in 1887, leading to the establishment of a number of small mines and prospects that operated, intermittently, from 1892 to 1962. The Heidelberg-Roodepoort Mine was the largest single historical producer in the area. The Kimberley Reef was well developed in the Heidelberg-Roodepoort Mine, and gold mineralization was consistent making extraction viable over the full mine lease area. Operations were eventually terminated in 1942 when mining encountered a fault at a depth of 300 m that vertically displaced the Reef. The displaced portion was later mined from the Kildare Gold Mine property.

     Exploration drilling in the Burnstone Property area was conducted intermittently during the period 1974 to 1993; initially by Union Corporation Ltd., and later by Gencor. Anglovaal Limited (presently known as Avgold Limited) also drilled a number of holes during this period. Southgold Exploration (Pty) Ltd (“Southgold”), a privately owned resource company drilled three boreholes, during the late 1990s and early 2000, and drilled an additional 15 boreholes from May to July 2002. Southgold then commissioned Global Geo Services to geologically model the deposit and estimate a resource contained in an area that approximates the now called Area 1 gold deposit on the Burnstone Property.

     In November 2002, Great Basin Gold entered into an option agreement with Southgold, to purchase up to 100% of Southgold on a phased basis. Southgold hence became a wholly owned subsidiary of Great Basin Gold. At the time the Company signed the option agreement with Southgold, the Burnstone Property encompassed 26,470 hectares. Since then, Southgold and Great Basin Gold have actively secured additional land holdings in the area, and have divested their interest in lands of little geological merit. As a result, the Burnstone Property now encompasses approximately 35,000 hectares.

     In addition, mineral rights to 6% of the measured and indicated mineral resources on the Burnstone Property were previously held by Puma Gold Ltd (“Puma”), however in July 2008 the Company acquired the entire shareholding of Puma for US $6million, thereby securing the entire resource.

Geology

     The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

     The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or “reefs”, in local mining terminology), hosted within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

     The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments

– 17 –	Annual Information Form and Form 40-F

and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

     The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Property. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

     An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone Property that appears to be associated with a large braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 35 cm.

Exploration and Mineralization

     The Company has carried out a series of drilling programs on the Burnstone Property since January 2003, as summarized in Table 1 below.

Table 1: Drilling Conducted by Great Basin Gold – Burnstone Property

Period	Target Area	Comments
January 2003 to November 2004	Areas 1, 2, 3, and 4	Basis of initial Mineral Resource Estimate, January 2005.
March 2005 to August 2006	Focused on exploring
the other potential
areas within the greater
option area. These
areas include the farms
Roodepoort 598IR,
Rietfontein 561IR and
Rietbult Estates 505IR
where the Kimberley
Reef outcrops and
some historic mining
were undertaken.	Work included surface mapping, drilling some
shallow (vertical and incline) core holes,
trenching, surface and underground sampling
and auger sampling over tailings dump areas
and looked at the Kimberley Reef, and Bird
Reef as well as the Scattered Reef zone on
Roodepoort 598IR.

August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007.
February 2007 to January 2008	Areas 1, 2 and 4.	Basis of Mineral Resource Estimate, January 2008.
January to December 2008	Areas 1, 3 and 4.	Mineral Resources in Review.

– 18 –	Annual Information Form and Form 40-F

     The drilling program from January 2003 to November 2004 was designed, firstly, to test and better define the deposit in preparation for engineering studies within Area 1 and, secondly, to extend exploration into the surrounding areas (2, 3 and 4) with the purpose to identify and delineate potential economically viable areas.

     The ongoing exploration program, comprised of infill and step-out drill holes, is designed to upgrade and expand the mineral resources in Areas 1, 2 and 4 and continues to return good results. From August 2006 to January 2007, an additional 15 drill holes were completed to increase confidence levels in the Resource Area on the Burnstone Property, particularly Areas 1 and 2. From February 2007 to January 2008, a total of 23 boreholes were drilled. The drilling continued to increase confidence levels in Areas 1 and 2 and also increase the resource base in Area 4. Drilling in Areas 1, 2 and 4 during February 2007 to January 2008 formed the basis of the January 2008 resource estimates disclosed in Table 2 and Table 3 under “Mineral Resource Estimates”. Drilling to the end of 2008 is shown in Figure 2.

     Since January 2008, a further 31 boreholes were drilled on Areas 1, 3 and 4 which focused on further delineation of Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as increased channel thickness, spreading into Area 4. Surface drilling has been ongoing, now totalling over 350 boreholes. During 2009, the Company plans to focus drilling on underground stope delineation and structural investigations.

Figure 2: Resource Areas and Distribution of Surface Boreholes

– 19 –	Annual Information Form and Form 40-F

Sampling and Analysis

     At the Balfour logging facilities, drill core was photographed, geologically logged and selectively sampled. These facilities have since been relocated to the Burnstone Property. Sample collection was carried out by personnel of the independent site contractor GeoActiv. GeoActiv established a detailed protocol to ensure sampling of the primary target Kimberley Reef rock cores was correctly undertaken and that pertinent sampling information was recorded for resource analysis studies. Digital photographs were taken of each box of core and the images were archived on CD-ROM. This protocol is currently applied, and is in line with acceptable core sampling practises.

     Core recovery has generally been very good, averaging 99.7% for the sampled intervals. In addition to this, 4,250 specific gravity measurements were taken prior to sampling marked intervals in the Kimberley Reef and surrounding wall rocks.

     As part of the sampling protocol, the minimum length for reef samples is 10 cm of core (approximately 250 g). To ensure that the reef intersection is cut into two equal halves without bias, a cut-line is marked at the low point of the bedding plane of the base of the reef. This ensures consistent sampling independent of the presence or absence of visible gold in the core. Depending on the core angle of the base of the reef intersection (which is recorded), a maximum of 5 cm and a minimum of 2 cm of the footwall lithology is included in the basal sample of the reef. Two samples are taken above and below the reef intersection as follows: (i) hanging wall - (a) sample immediately above reef +/- 30 cm in length; and (b) uppermost sample +/- 30 cm in length; and foot wall – (a) sample immediately above reef +/- 30 cm in length; and (b) lowermost sample +/- 30 cm in length.

     Prior to the core being cut, the Senior Geologist on site reviews the sample marking. For sampling intervals, the core is broken (not sawn) as marked by the Geologist, or at suitable intervals for the longer samples. The core samples are sawn in half lengthwise with a diamond tipped rock saw blade. The remaining half core is returned to the core boxes and stored at the Balfour facility. To verify that the core sampling is done correctly, the Geologist and Sampling Foreman review all reef intersections after the core is sampled. Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in Southgold’s locked and secured building prior to deliver to the analytical laboratory.

     The primary analytical facility for the Burnstone Property from 2003-2005 was the Johannesburg laboratory of SGS Lakefield Research Africa (Pty) Limited. Since 2006, ALS Chemex of Johannesburg has been the primary laboratory. Core drilling, sampling and QA/QC sample insertion program at the Burnstone site and Balfour core facility has been performed under the supervision of GeoActiv or the Company’s Chief Geologist. This program was designed to assess the accuracy and precision of the assay results reported by the primary analytical laboratory. The performance of standard, blank, duplicate, and sieve samples have been evaluated. The few results that deviated from the accepted tolerance limits were investigated in detail. In general, QA/QC procedures are thorough, and are internationally acceptable.

Great Basin is in the process of upgrading its own quality assurance system, and is commissioning appropriate software with links to ALS Chemex assay certificates and the internal database. These analytical and QA/QC procedures were reviewed by the authors of the 2009 Burnstone Report and they concluded that QA/QC procedures and the resulting database is appropriate for resource estimation.

– 20 –	Annual Information Form and Form 40-F

Mineral Resource Estimates

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Risk Factors”.

Table 2: Measured and Indicated Mineral Resources as of January 2008 – Burnstone Property

Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold(1)(2) (oz)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000

Notes to table:
(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Table 3: Inferred Resources as of January 2008 – Burnstone Property

Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold(1)(2) (oz)
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Notes to table:
(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

– 21 –	Annual Information Form and Form 40-F

Mineral Reserve Estimates

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     Mineral reserves are declared at a cut-off gold content of 400 cmg/t (4 g/t over 100cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90cm with 10cm dilution, minimum tramming width 120cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves disclosed in Table 4 below. The proven and probable reserves have been determined in terms of Canadian regulations under NI 43-101, which differ from the U.S. Securities and Exchange Commission’s standards for such classification.

Table 4: Proven and Probable Reserves as of February 2009 – Burnstone Property

Category	Tonnes (millions)	Grade (g/t)	Au Content (oz)
Area 1
Proven	20.7	4.59	3,052,000
Probable	1.9	4.22	252,000
Area 2
Proven	6.9	3.32	741,000
Probable	0.5	3.22	51,000
Area 1 & 2
Proven	27.6	4.27	3,793,000
Probable	2.4	4.01	303,000
Total	30.0	4.25	4,096,000

Additional information:
(1) Reserves calculated at a 4 g/t cut-off.

– 22 –	Annual Information Form and Form 40-F

Mining Operations

Mining Method

     The current mine plan is based on flexible, mechanized materials handling and conventional narrow reef underground mining of the deposit on the Burnstone Property, utilizing a combination of a decline and a vertical shaft for access for Area 1 and a twin decline for Area 2. Development will occur in two phases, and a 4.5 -m wide by 4.8 -m high decline will be developed first to enable early access to the ore body for some mining.

     The Company is currently investigating the opportunity of using alternative mining methods at the Burnstone Property to improve safety, productivity and potential profitability. In December 2007 Great Basin Gold commissioned Turgis Consulting (Pty) Limited (“Turgis”) to evaluate the possibility of using Long-Hole Stoping (“LHS”) at Burnstone. The concept of LHS in narrow, tabular, relatively flat dipping ore bodies has been used in Australia and has been experimented with in South Africa at a number of mines. Trial mining with this method has shown potential for improved safety, reduced dilution and improved productivity. The main safety feature of the proposed mining method is that entry by workers into the stope is not required. Initial costing work, conducted at a concept study level of detail, showed potential cost savings by using LHS.

     Great Basin Gold subsequently commissioned Turgis to prepare a mine plan, utilising LHS for the Burnstone Property, with the aim of comparing the results of this mine plan with the 2009 Burnstone Report. The Company is currently preparing to test LHS for a trial period in the first two stoping areas. The equipment needed for the trial stope is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis has been appointed to independently review the results of the trial stopes to ensure timeous and accurate decision making.

Mine Development

     The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing and on December 31, 2008 approximately 6,867 ft (2,093 m) of the planned 7,590 ft (2,314 m) of decline development were completed.

     Additional breakaways to reef positions have been established. A total of 256 ft (78 m) is left to Block B where stoping is scheduled to start in the second quarter and 581 ft (177 m) left to Block C where stoping is scheduled to start in the third quarter. The equipment required for the stoping of Block B is already on site and the crews have been trained.

     The construction of the vertical shaft commenced in early 2008, and is intended primarily for rock hoisting, but will also be equipped for the insertion and extraction of men and material. The vertical shaft has progressed to 538 ft (164 m) below surface with the head gear construction completed and the structure erected as at December 31, 2008. Currently, preparations for the main sink phase to 1,644 ft (501 m) depth are nearing completion, and the vertical shaft is on track to be commissioned by 2010. The vertical shaft bottom is planned to be reached by September 2009.

     Electrical power supply to the mine on the Burnstone Property has been planned, and is being jointly developed with Eskom. Power shortfalls during the project construction phase have been suitably addressed by diesel generator packs on site.

     The metallurgical plant is nearing completion of its design stage, and refurbishment and early stage construction is expected to commence in 2009. The metallurgical plant was initially designed for a production rate of 125,000 tonnes per month, however, this design with the inclusion of Area 2 in the initial LOM plan has been increased with a further 50,000 tonnes per month to 175,000 tonnes per month

– 23 –	Annual Information Form and Form 40-F

capacity. A metallurgical update being completed is focusing on detailed engineering and design. The mills have been subjected to non-destructive testing to determine the level of refurbishment required. The metallurgical plant commissioning is on track for completion by the end of the first quarter of 2010.

Financial analysis

     The 2009 Burnstone Report included an update on the financial analysis of the Burnstone Property and the tables below provide a summary.

Table 5: Financial Analysis Assumptions – Burnstone Property

Assumptions	2009 Burnstone Report
Au Price	US$800/oz
US$/ZAR exchange rate	ZAR9.00
Proven and probable reserves used for the financial model	30 million tons @ 4.2 g/t of gold. 4.1 million oz of Au @ 4 g/t Au cut-off
Percentage of measured and indicated resources used in financial model	38%
Gold recovery	95%

     Cash costs include direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

Table 6: 2009 LOM Average Cash Cost – Burnstone Property

LOM Avg. Cash Cost (US$/oz)	2009 Burnstone Report
Mining	218
Milling	37
South African royalty	32
Social development	1
Administration	31
Total	319

– 24 –	Annual Information Form and Form 40-F

     Regarding the capital cost table below, the increase in the capital costs are being negated by the devaluation of the ZAR to the US$.

Table 7: Capital Cost Estimates – Burnstone Property

Project Capital Cost (US$ millions)	2009 Burnstone Report
Mine Development	101
Process plant	37
Vertical shaft	30
Tailings	7
Sub total	175
LOM capital	49
Total project capital	224
Capital spent up to December 31, 2008	55
Remaining capital to be spent over LOM	169

     Regarding the total life of mine cost table below, total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

Table 8: LOM Capital Cost Estimates – Burnstone Property

LOM Avg. Total Costs (US$/oz)	2009 Burnstone Report
Total costs	495

     An after tax cash flow schedule has been developed for the current production scenario, and the capital and operating costs disclosed above. The cash flow includes royalties and taxes payable. The results, at a cut-off of 4 g/t Au cut-off, show an estimated NPV of US$687 million at a 5% discount rate and an internal rate of return of 36%.

Table 9: Financial Analysis – Burnstone Property

Financial Analysis (Post Tax)	2009 Burnstone Report
IRR NPV (0% discount rate) NPV (5% discount rate) NPV (10% discount rate) Payback Mine life	35.6% US$1.17 billion US$687 million US$414 million 3.5 years (after mill start up) 19 years (including a four year start-up period)

Sensitivity Analysis

     The following is a sensitivity analysis based on the 2008 resource estimate. The sensitivity analysis was done against the variables of gold prices to illustrate the impact on the IRR and NPV (discounted at 5%). Sensitivity to gold price fluctuation is summarized in the table below over a range of

– 25 –	Annual Information Form and Form 40-F

gold prices of US$700 to US$900, demonstrating an impact on IRR of 28.5% to 42.4%, and post tax NPV of US$503.6 million to US$869.5 million.

Table 10: Gold Price Sensitivity – Burnstone Property

Burnstone		Post Tax NPV (5%)
Gold price sensitivity	Post Tax IRR	US$ millions
$700/oz	28.5%	$503.6
$800/oz	35.6%	$686.6
$900/oz	42.4%	$869.5

Plans

     The Company’s current project development plan consists of two mainstream activities:

     (i)      Preparation for and entering early stage production in Area 1. This will entail underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. Completion of the decline shaft to shaft bottom is necessary, linking up with the shaft bottom development of the vertical shaft. Construction of other mine infrastructure, above and below surface is also planned, which entails the continuance and completion of the vertical shaft, construction of the metallurgical plant, construction of adequate surface infrastructure, road and offices and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the equipment required; and

     (ii)      Planning and preparation for access into Area 2. The development of the twin decline into Area 2 is postponed for a period of one year. The Mining Right for the Burnstone mine (granted October 2008 and executed February 17, 2009) contributed to the delay in the planned development of the decline shaft into Area 2 as it was a prerequisite for the EIA process for development of access into Area 2 to be initiated. After the EIA is completed, the Company plans to obtain approval from the relevant authorities to access Area 2 by way of a decline shaft. Although Area 2 would be accessed by a dedicated decline shaft, mining operations would share the surface infrastructure currently established for Area 1, with the exclusion of ventilation shafts.

     The one year delay on initial planning will not have a significant impact on the planned production build up because of the planned mill start up time (mid 2010) , as well as the percentage contribution to total production on the Burnstone Property from Area 2 (30%). In addition to the above, the production shortfall from Area 2 due to the delays discussed may be compensated for by additional production from Area 1 which will be extracted via the decline shaft.

– 26 –	Annual Information Form and Form 40-F

Table 11: Total Remaining Costs to Bring Mine into Production – Burnstone Property (US$ million)

	2009	2010 (6 Months)	Total
Mine development	4	4	8
Mining equipment	18	5	23
Surface infrastructure	4	3	7
Engineering	14	9	23
Vertical shaft	20	3	23
Metallurgical plant	20	15	35
Production costs	10	15	25
Total costs	90	55	145

Hollister Property, Nevada

     Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this AIF is summarized or extracted from a technical report entitled “Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project”, dated February 27, 2009 (the “2009 Hollister Report”), prepared by Johan Oelofse, Pr. Eng., FSAIMM, Phil Bentley, Pr. Sci. Nat. and Deon van der Heever, Pr. Sci. Nat. Messrs Oelofse and Bentley are employees of Great Basin, and Mr. van der Heever is independent of the Company.

All information relating to the contents of the 2009 Hollister Report, including but not limited to statements of the HDB project’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Hollister Report was prepared to quantify the HDB project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project’s mineralization is considered to be a reserve under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Hollister Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Hollister Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Hollister Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Hollister Report. Prices for gold have been below the price ranges assumed in the 2009 Hollister Report at times during the past ten years, and for extended periods

– 27 –	Annual Information Form and Form 40-F

of time. The Hollister Property will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Hollister Property Description and Location

     The Hollister Property is located in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada (see Figure 3). The Hollister Property consists of a total of 950 unpatented, federal mining claims, covering over 69 square kilometers. It is situated on Nevada’s 80 km long Carlin Trend gold belt and is the host of classic Carlin style low sulphidation epithermal banded veins in Ordovician sediments containing high grade precious metal values. Initial feasibility work was completed in mid 2007. Since that time, the Company has focused on permitting, additional development to prepare for production and additional underground and surface drilling.

Figure 3: Hollister Property Location

     The HDB is currently being accessed for test mining, underground continuity drilling, and to obtain bulk samples through an excavated decline that, as of December 31, 2008, was 4,524 feet (1,379 metres) in length. Gold and silver mineralization occurs in multiple, steeply dipping vein systems. Permitting and pre-development work are ongoing, and additional surface drilling on areas of the Hollister Property outside of the HDB was conducted in 2008. Vein systems within the HDB are the most thoroughly explored on the Hollister Property and are the location of the mineral resources and reserves described below in Table 14, Table 15 and Table 16 below.

     The Hollister Property was purchased by the Company from a subsidiary of Newmont Mining Corporation, which had previously operated a leach recovery mine there to exploit some near surface mineralization. The Company’s primary focus is the deeper gold bearing system underneath an area covering approximately 5% of the Hollister Property, which is known as the Hollister Development Block,

– 28 –	Annual Information Form and Form 40-F

or HDB. The HDB is the area in which feasibility work in 2007 and 2009 has determined that there are proven and probable mineral reserves as further discussed below. The HDB was a joint venture with Hecla Mining Corp. from 2002 to 2007, when the Company purchased Hecla’s 50% interest for US$60 million. Great Basin now owns a 100% interest in the claims comprising the Hollister Property, subject to certain royalty interests ranging from 3% to 5% of any net smelter returns, as described in more detail below.

     Pursuant to the terms of a purchase agreement (the “Ivanhoe Agreement”) dated August 13, 1997, with a subsidiary of Newmont Mining Corporation (“Newmont”) and Touchstone Resources Company (“Touchstone”), Great Basin Gold acquired Newmont’s 75% interest in the Hollister property. A Great Basin Gold subsidiary later acquired Touchstone, which owned the other 25%; hence, 100% of the Hollister Property is now owned by Great Basin Gold. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

     The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership expiring October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of US$50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreement, Great Basin agreed to share Newmont’s future reclamation costs for past mining at the Hollister Property on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time Great Basin Gold will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. As of the date hereof, the Company is still resolving some outstanding environmental issues with Newmont before the Company requests conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are now currently divided as 75% to Newmont and 25% to the Company.

     In addition, the Robbie claims acquired under a 15-year lease on June 8, 1999, comprise 107 claims on the Hollister Property. Great Basin Gold is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

     The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

Permits

     The Hollister Property is subject to a number of State of Nevada and U.S. Federal permits. The following is a list of the major permits related to the HDB:

  State of Nevada – Water Pollution Control Permit NEV2003107 effective December 24, 2008, authorizing the Company to process off site up to 275,000 tons of ore per year. The Water Pollution Control Permit is subject to the completion of the EIS and approval of the amended Plan of Operations. Great Basin Resource Watch (“GBRW”) has filed an appeal with the Nevada State Environmental Commission (the “NSEC”) challenging the Nevada Division of Environmental Protection’s (the “NDEP”) issuance of this Water Pollution Control Permit. An informational meeting was concluded with GBRW and NDEP on February 24, 2009. The meeting provided

– 29 –	Annual Information Form and Form 40-F
  GBRW with additional information. As of the date of this AIF, the GBRW has not indicated whether it intends to continue or discontinue the appeal. A hearing with the NSEC will be scheduled should GBRW choose to continue with the appeal;

  State of Nevada – Reclamation Permit #0227 dated January 18, 2008, which covers reclamation and closure of the east pit area surface facilities and fluid management systems;

  State of Nevada – Water Pollution Control Permit NEV2003114 dated April 7, 2004. This permit allows the operation of the rapid infiltration basins for the disposal of water collected in the decline at the HDB;

  State of Nevada – Reclamation Permit #0190 dated March 15, 2000. This permit is related to the exploration activities at the Hollister Property;

  State of Nevada – Class I Air Quality Permit issued on September 26, 2003, allowing the use of diesel combustion generators for the generation of electricity. This permit is undergoing a renewal process with NDEP;

  BLM – Plan of Operations Approval and Decision dated May 7, 2004, which allows Rodeo Creek Gold Inc. to conduct underground exploration, test mining and bulk sampling, and to construct ancillary facilities to support the project. This Plan of Operations has been amended several times to accommodate additional operational needs, including approvals for an expanded waste rock storage facility, installation of an Alimak Raise, construction of an additional RIB, and the installation of a mine water desilting facility. A second decline has also been approved, but has not yet commenced; and

  BLM – Two Surface Exploration Notices for the Craig and Hatter Graben areas of the Hollister Property have been approved allowing limited surface exploration activities.

     Under the current Plan of Operations approved by the BLM, the Company is permitted to undertake underground exploration and development inclusive of test mining and the taking and removal of bulk samples. An amended Plan of Operations to approve full production was submitted to the BLM in March 2008. After evaluating the Company’s proposal for full-scale production, the BLM determined that the environmental analysis required for the Plan of Operations amendment is an Environmental Impact Statement (“EIS”). The initiation of the EIS process in conjunction with the BLM is currently underway.

     Prior to the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit that the NDEP recently issued and in a manner that will aim to fully protect the environment, including the archaeological resources near the mine, and that will not create any additional surface disturbance or other new environmental impacts as required by the current Plan of Operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The shortest access to the Hollister Property is from the freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 mi (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 mi (13 km) by road to the southeast. Major power transmission lines lie just off the south-eastern corner of the Hollister Property, and a sub-station is located 5 mi (8 km) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

– 30 –	Annual Information Form and Form 40-F

     The Hollister Property occurs in the Great Basin physiographic province of the western United States. The Great Basin area is characterized by basin and range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 feet. Drainage patterns in the immediate area predominantly trend northeast to north-south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year. Vegetation consists of the high desert sagebrush and bunch grasses common to the Great Basin area.

     The climate is arid, high desert. Temperatures can reach as low as –30 ºF (–34 ºC) during the winter and summer highs approach 105 ºF (41 ºC). Annual precipitation averages 8 to 10 inches, and occurs as snow in the winter and early spring months, and sporadic rain throughout the rest of the year. These climatic conditions support an exploration field season that normally extends from April through the end of November and year-round gold mining operations.

History

     The Hollister District consists of widespread mid-Miocene hot springs deposits with associated mercury and disseminated gold mineralization that were discovered in the early 1900’s. Mining commenced in 1915 and as many as 150 flasks were produced by 1917. Mining was inactive until 1929 through 1943 when more than 2,000 additional flasks were produced in the district, about half coming from the Butte #1 and Butte #2 mines, and the Velvet and Clementine mines, near the former Hollister pit. There has been no mercury production since. Gold mineralization was recognized early on but was not considered to be economic at prevailing prices and technology.

     Exploration for mercury and other metals resumed in the early 1960’s. Auric Metals drilled 100 rotary holes for mercury around the Velvet Mine in the late 1960’s. During the 1970’s, Apco Oil drilled a porphyry molybdenum play, Noranda drilled a uranium target, and Homestake intensively explored the district for McLaughlin-type (hot springs model) gold deposits. In the 1980’s, Placer drilled several holes for mercury, silver and gold and Bear Creek (Kennecott) drilled a number of holes for gold. None of these programs encountered sufficient mineralization to warrant developing a mine.

     United States Steel Corporation undertook comprehensive exploration of the district between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling. In 1987, Cornucopia Resources purchased the property via its Touchstone Resources subsidiary and formed a 50/50 joint venture with Galactic Resources to mine the deposit as the Hollister mine, an open pit/heap-leach operation. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drill holes (328,000 ft of diamond and rotary drilling) which defined a mainly oxide reserve. The Hollister open pit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado. Total production was 115,696 ounces of gold contained in 3,271,954 tons (residual leaching of the heap was completed in 1996).

     In 1992 Newmont entered the district via a 75/25 joint venture with Cornucopia, after buying Galactic’s interest in the Hollister Property. Their land position was enlarged and more drilling was undertaken, including pursuit of high grade vein intersections made earlier by the Touchstone joint venture. By this time there were around 900 drill holes (mainly rotary) in the Hollister Property, most of them in Tertiary units above the unconformity with the Ordovician Vanini Formation (also known as Vinini Formation) which is the main host for the vein mineralization. Newmont opted out of the project in 1995, and in 1997 its interests were acquired by Consolidated North Coast Industries Ltd. which subsequently merged with Pacific Sentinel Gold Corp. to form Great Basin Gold Ltd. Great Basin Gold acquired Touchstone’s 25% in 1999, and currently holds 100% of the Hollister Property subject to net smelter royalties described under “Project Description and Location”.

– 31 –	Annual Information Form and Form 40-F

     In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin Gold shares. There are no remaining royalties or lease payments on the Aagaard claims. In 1998, the 139 claims comprising the Ho claim group were acquired by staking. This claim group extends the Hollister Property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. In July 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims for US$50,000. The claims adjoin the northwest corner of the Hollister Property. In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister Property position to the west. There are no royalties on the Joe claims.

Geology

     The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift, as illustrated in Figure 4 below. The Carlin Trend is a northwest-trending 50-mile long metallogenic corridor. Mines on the Carlin Trend have produced in excess of 70 million ounces of gold. Carlin Trend type mineralization is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Ken Snyder, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events.

     The Hollister stratigraphic section includes Ordovician sedimentary rocks, intruded by mid-Eocene plutons and unconformably overlain by a veneer of Miocene volcanic and volcano-sedimentary rocks. Devonian sedimentary rocks have been intersected at depth below the Ordovician sediments under the Roberts Mountain Thrust.

     Epithermal gold mineralization at the Hollister Property occurred in the early Miocene and appear associated with the North Nevada Rift where it over prints the Carlin Trend. The Hollister Property has a low-sulfidation epithermal system characterized by banded quartz veins with electrum and silver selenides. Some of the primary geological elements of the sediment-hosted gold deposits of the Carlin Trend are present at the Hollister Property, including Eocene intrusive rocks and lower plate carbonate rocks. The Hatter stock (a granodioritic intrusive) at the Hollister Property has been dated at 39 Ma and is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area. The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

– 32 –	Annual Information Form and Form 40-F

Figure 4: Hollister Property and Carlin Trend

Exploration and Mineralization

     Geophysical, geochemical and geological surveys have been carried out over a large part of the Hollister Property to aid in targeting exploration drill holes.

     The most prominent surface feature on the Hollister Property is the “blanket-like” silica replacement bodies that occur in two stratigraphic positions. Close examination of these features reveals that they have sinters with associated mercury mineralization as well as replacement bodies that are locally up to 200 ft thick. Gold values in these high-level epithermal features are uniformly low to absent. Gold mineralization in Tertiary volcanic rocks below the “silica cap” coincides, in part, with the epithermal veins in the basement. Some of the best mineralization in Tertiary rocks, however, is “rootless”.

     Gold distribution in the Tertiary at the Hollister Property is widespread resulting in complex grade thickness patterns. The Clementine/Gwenivere vein system produces a strong Tertiary-hosted “gold plume” that is generally consistent with the orientation of the vein system. The coincidence of the Clementine vein with the north edge of the plume is striking.

     Gold distribution in the Ordovician is much more restricted than in the Tertiary. Deeper vein exploration success was enhanced by orientating vein intercepts in core frames to bedding in historic holes in Vinini rocks in areas where it could be demonstrated that fault and fold complications were not present. Step outs were planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent drill program.

     The HDB was the subject of an exploration joint venture between Great Basin Gold and by Hecla Mining Company, now Hecla Limited (“Hecla”) which terminated in April, 2007 when Great Basin Gold bought out Hecla’s 50% interest. From 2002 to 2006, Hecla conducted engineering and permitting work

– 33 –	Annual Information Form and Form 40-F

in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and feasibility work.

     After receiving the requisite permits in mid 2004, the underground exploration and development program began at the HDB under the management of Hecla. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004 for the purpose of obtaining bulk samples and to conduct underground exploration drilling in order to increase the confidence level of the mineral resources.

     Since April 2007, a further 42,144 ft of underground and 51,032 ft of surface exploration diamond drilling has been completed. The underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. There are now 24 recognised discrete veins constituting the Gwenivere and Clementine systems.

     During 2008 a total of 17,204 ft (5,243 m) of underground development has been completed of which 6,099 ft (1,859 m) has been “on reef” exposing the veins. Total development to December 31, 2008 is 22,132 ft, of which 6,697 ft has been on veins. Table 12 below summarizes the drilling on the HDB during 2008, and lists whole core sampled intervals.

Table 12: 2008 Drilling at HDB

Vein System	Boreholes No	Intersections No	Av true width ft	Av Au grade		Av Ag grade
				oz/ton	g/t	oz/ton	g/t
Clementine	25	64	1.9	1.165	36.23	5.54	191
Gwenivere	33	99	2.6	1.060	32.95	6.97	241

     The underground infrastructure established to December 31, 2008 is shown in Figure 5 below. An 18 foot raise has also been developed in the West Gwenivere. A ‘split-shot’ mining technique was implemented for several rounds in the month of December, 2008, where the veins are particularly narrow. In the technique, the entire face is drilled, the waste is shot and mucked out, and the ore material slashed off and then mucked out.

– 34 –	Annual Information Form and Form 40-F

Figure 5: 2008 Underground Development at HDB

     Additional drifting on the Gwenivere vein and both the South and Central Clementine veins has continued in order to generate representative bulk samples for metallurgical and mill testing, as shown in Figure 6 and Figure 7 below.

– 35 –	Annual Information Form and Form 40-F

Figure 6: Plan View of current Underground Development at HDB
(showing locations of bulk sampling / trial stoping on the
Gwenivere and Clementine Veins).

– 36 –	Annual Information Form and Form 40-F

Figure 7: Planned Underground Development 2009 – HDB

     The Gwenivere and Clementine are composite, sheeted vein systems. Drilling on both the Clementine veins and the Gwenivere veins has intercepted more veins than originally anticipated and correlation between historical drilling and the more recent drilling during 2008 has assisted in better defining the newly interpreted continuous veins. On the north side of the lateral development, two new veins have been defined over the entire strike length of the known Clementine veins. On the south side of the lateral, the Gwenivere South veins have proven to be more continuous than originally interpreted. In addition, two new continuous veins were confirmed by in-fill drilling.

     In the western portion of the Clementine vein system, vein development is not very robust. The top 100 to 200 ft of the vein is hosted in predominantly siliceous quartzite; here quartz veins are not well developed and grades are accordingly lower than expected. However, this is not a global phenomenon as other areas hosted in quartzite have well developed veins with high grade intercepts (for example, on the Clementine South Vein, hosted by quartzite, on sections 2900N to 3100N, holes HDB-54, 55 and 79 intersected values of greater than 1 oz/ton). A high grade chute was defined in the Clementine vein system; the chute is 100 to 300 ft wide, trends easterly and has a 30º plunge within the plane of the vein.

     The Hatter Graben target comprises an east-west trending vein swarm hosted by Ordovician metasediments. Twelve surface boreholes have been completed, with intersections ranging up to 7.8 oz/ton Au, as shown in Figure 8 below.

– 37 –	Annual Information Form and Form 40-F

Figure 8: Hatter Graben Cross Section Looking West

Hatter Graben Vein
(Looking West)
SOUTH
NORTH
1758'
1.8'
0.302 Au opt
1756.2'
2.4'
0.615 Au opt
1800'
2.3'
0.650 Au opt
1809.3'
2.3'
1.400 Au opt
2123.5'
1.48'
1.770 Au opt
2075'
5'
0.251 Au opt
2323'
4'
0.121 Au opt
2474'
3.3'
0.246 Au opt
2480'
1.1'
0.141 Au opt
HB-269 100' offset west
HB-270 140' offset east
HB-281
100 METERS

Source: 2009 Hollister Report

     The Velvet Target Area is approximately 1,000 ft (305 meters) north of the Clementine Vein System. Significant drill intercepts have been encountered in both the Tertiary volcanic rock sequence and the underlying Ordovician age rocks. As part of the 2008 drilling program Hole H8-266 was targeted at mineralization related to the East Clementine Fault and the adjacent historic drilling with anomalous gold intercepts. The hole was completed to 1,204 ft (366.9 m). Study of the Velvet Target Area is ongoing to determine structural relationships and local controls to mineralization.

Milling

     During 2008, a number of bulk samples of mineralized material were generated from the Hollister Property’s ongoing trial mining initiative and sold to third party milling facilities for processing, as part of the Company’s metallurgical test work and processing optimization of the ore at the Hollister Property. Different stoping methods, specifically, shrinkage and cut/fill methods were under trial. The average minimum mining widths for stopes under the mine plan is 42 inches (3.5 feet). A total of 50,161 tons were extracted and 33,830 tons were sent to several different treatment facilities under processing agreements. A summary of the metallurgical recoveries from bulk samples generated from the Hollister Property mine development during 2008 is given in the table below.

– 38 –	Annual Information Form and Form 40-F

Table 13: Summary of Metallurgical Recoveries from Bulk Samples (2008) – Hollister Property

Mill Locality (Period)	Au (Head grade) (oz pt)	Ag (Head grade) (oz pt)	Dry Short (tons)	Au Recovery (%)	Ag Recovery (%)
Newmont Midas (May)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (September)	1.43	12.07	10,907	88.1	91.1
Newmont Midas (November)(1)	2.02	16.20	12,075	83.0	N/A
Kinross Republic (November)(1)	2.34	20.14	4,692	N/A	N/A

Note to table:
(1) Actual assays not yet processed.

Sampling and Analysis

     The Great Basin Gold drilling prior to Hecla includes 1998, 1999, 2000 and 2001 drill holes from IH-002 through IH-216 in the “IH” series. Information on prior Hollister drill holes, not drilled by Great Basin Gold, was compiled from sources believed to be reliable; however, the sampling and analytical methods are generally not known. Current diamond core sampling methodology largely follows the same method and approach.

     Primary exploration targets in the Ordovician Vanini Formation have been sampled by HQ (2.5 inch / 6.35 cm diameter) core drilling; on rare occasions this was reduced to NQ (1.875 inch/ 4.76 cm diameter) core. The boxed core samples originally were transported to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Great Basin Gold personnel. The average recovery for all Great Basin Gold core was 91.7% . Within the mineralized intervals, (> 0.20 Au equivalent), the average core recovery was essentially the same at 91.3% . Since April 2007 a new core processing facility has been erected at Winnemucca, Nevada and all core is now processed, logged, sampled and stored at this facility.

     For Hollister reverse circulation (“RC”) drill cuttings, 99.3% of sample intervals were 5 ft (1.52 m) in length. Drill core was generally sampled over geologically defined intervals, the average width of which was 4.8 ft. Actual sample widths varied; 7.8% were less than 2.5 ft (0.76 m), 15.3% were 2.5 to 4 ft (1.22 m), 70.9% were 4 to 7.5 ft (2.29 m) and 6.0% were greater than 7.5 ft in length.

     During the early Great Basin Gold and Hecla phases of drilling core intervals were sampled by mechanical splitting (96.97% of samples), or less commonly by sawing the core (2.87%) and rarely by whole core sampling (0.16%) . Special handling of some of the assay samples at the Hollister Property is usually required, due to the presence of visible gold and/or naumanite mineralisation in friable core. In some cases analysis utilized whole core. The average length-wise half-split sample provided 12 pounds (5.4 kg) of material, which was transported to the ALS Chemex Laboratories (“ALS Chemex) sample preparation laboratory in Elko, Nevada.

     Any RC drilling assessing exploration targets occurring in the overlying Tertiary rocks involved sampling all cuttings/chips from the 6-inch (15.2 cm) diameter RC pre-collar drill holes, which were

– 39 –	Annual Information Form and Form 40-F

passed through a cyclone. From this, 8 to 10 pound (3.6 to 4.5 kg) sub-samples were collected for every 5 ft (1.5 m) of hole drilled, wherever recovery was sufficient to provide a representative sample. The samples were picked up at the drill rig and transported by laboratory personnel to the ALS Chemex sample preparation facility in Elko.

     Previously, surface diamond drilling sampling was analyzed at Inspectorate America Corporation, and underground diamond drilling and channel sampling was analyzed at ALS Chemex, both laboratories located in Reno (Sparks) Nevada. Since December 2007, all assays have been conducted at ALS Chemex. Samples collected from the HDB are stored in a secure facility until delivered to ALS Chemex.

     Sample preparation work involves drying, weight determination, crushing and pulverization of regular mainstream samples and blanks, insertion of Great Basin Gold standard reference samples, crushing and splitting out of duplicate (core) samples for analysis at a second laboratory.

     Vein samples are analyzed by standard fire assay procedures and metallic screening on high grade +1 oz/ton Au. For metallic screen and standard fire assay analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a Boyd rotary splitter, and then pulverizing the 1000 g sub-sample to 85% passing 200-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations by metallic screen analysis are performed utilizing two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay analysis, a 30 g charge is fire assayed, with metal determinations made by gravimetric finish. Vein samples analyzed by standard fire assay are re-assayed using metallic screen procedures if precious metal content is determined to be elevated (currently a threshold of > 0.25 oz/ton is used).

     Laboratory Quality Assurance/Quality Control (“QA/QC”) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and ALS Chemex’s internal standards and blanks. Coarse blanks and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. The QA/QC results are presently, and have been historically, within acceptable limits.

     Core samples were transported from the drill to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Company personnel. After sampling, the remaining half core is returned to the boxes and stored at Battle Mountain, or more recently at Winnemucca. All sample pulps and rejects are retained at the respective analytical laboratories in the year they are drilled. In the year following all pulps are returned to the Company and retained indefinitely.

     The reporting protocols and analysis that are utilized by Great Basin are in the process of being upgraded through the implementation of appropriate QA/QC software. There is currently a backlog in processing the remaining 2008 assays due to the commissioning of these procedures.

HDB Resource Estimates

     As of June 2008, at a 0.25 Au oz/t cut-off, the estimated measured and indicated resources at the HDB total 1.57 million ounces Au Eq, with an average in situ Au grade of 0.87 oz/ton and Ag grade of 4.57 oz/ton.

– 40 –	Annual Information Form and Form 40-F

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under NI 43-101), the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Risk Factors”.

Table 14: Measured and Indicated Resources as of June 2008 – HDB

Resource Category	Cut-off (oz/ton)	Tons (‘000)	Tonnes (‘000)	Au Grade		Au (oz) (‘000)	Ag Grade		Ag (oz) (‘000	Au Eq (oz) (‘000)
				(oz/ton)	(g/t)		(oz/ton)	(g/t)
Measured	0.25	1,121	1,017	0.91	31.29	1,023	5.55	190.45	6,227	1,167
	0.28	1,027	931	0.97	33.33	998	5.92	202.99	6,078	1,138
	0.35	867	786	1.09	37.50	948	6.61	226.56	5,725	1,080
Indicated	0.25	494	448	0.76	26.13	376	2.33	80.00	1,152	403
	0.28	442	401	0.82	28.11	363	2.48	84.93	1,095	388
	0.35	361	328	0.93	32.00	337	2.69	92.39	974	360
Total Measured & Indicated	0.25	1,615	1,465	0.87	29.71	1,399	4.57	156.68	7,379	1,569
	0.28	1,469	1,333	0.93	31.76	1,360	4.88	167.45	7,173	1,526
	0.35	1,228	1,114	1.05	35.88	1,285	5.46	187.07	6,699	1,440

Additional information:
(1)	Metallurgical recoveries were assumed to be 100%.
(2)	Gold equivalent was calculated by using the metal prices US$650/oz for Au and US$15/oz for Ag.
(3)	Resources are reported undiluted.

– 41 –	Annual Information Form and Form 40-F

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Table 15: Inferred Resources as of June 2008 – HDB

Resource Category	Cut-off (oz/ton	Tons (‘000)	Tonnes (‘000)	Au Grade		Au (oz) (‘000)	Ag Grade		Ag (oz) (‘000	Au Eq (oz) (‘000)
				(oz/ton)	(g/t)		(oz/ton)	(g/t)
Inferred	0.25	1,252	1,136	0.51	17.40	635	1.43	49.10	1,793	677
	0.28	1,149	1,043	0.53	18.14	608	1.39	47.74	1,600	645
	0.35	848	770	0.61	20.80	515	0.99	33.81	837	534

Additional information:
(1)	Metallurgical recoveries were assumed to be 100%.
(2)	Gold equivalent was calculated by using the metal prices US$650/oz for Au and US$15/oz for Ag.
(3)	Resources are reported undiluted.

     In order to complete the resource estimates on the HDB, drilling from March 2007 to March 2008 totalling approximately 40,000 ft was taken into account. The drilling was done from suitable positions to explore the deeper parts of the deposit and to infill gaps from previous exploration programs.

     The grade-tonnage models of the deposit on the Hollister Property consists of 24 separate veins. The models were created using a 3-D wireframe approach within which grades were directly estimated to blocks located within the wireframes in 3-D as well. This approach is commonly applied in estimating vein-style deposits, particularly those anticipated to be exploited by open-pit mining methods, and those sufficiently wide to offer the possibility of mining selectivity across the vein width. The methodology works well for narrow veins where a sufficient density of data is available to model the width of the vein accurately. The Company is currently reviewing the resource estimation methodology in the light of continued drilling and geological modeling of the veins.

– 42 –	Annual Information Form and Form 40-F

Mineral Reserve Estimates

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     Mineral reserves are declared at a cut-off grade of 0.33 oz/ton Au. The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum mining width 42”), mining gold losses (6%), metallurgical recovery (90%) and approximate royalties of 2.5% (for cut-off purposes only) to the equivalent of proven and probable reserves disclosed in Table 16 below. Proven reserves were classified according to mine infrastructure and current access as the economically mineable part of the measured resources and according to the mine plan are expected to be mined during 2009. The remainder of the economically mineable part of the measured and indicated resources were classified as probable reserves, and according to the mine plan are expected to be depleted over the following eight years. The proven and probable reserves have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification.

Table 16: Proven and Probable Reserves as of February 2009 – HDB

Reserve Category	(1) Cut-off	Tons	Au Grade (oz/ton)	Ag Grade (oz/ton)	Au (oz)	Ag (oz)	(2) Au Eq (oz)
Proven	0.33	109,600	1.107	7.77	121,348	851,946	134,127
Probable	0.33	1,124,742	0.818	3.98	920,475	4,479,868	987,673
Total	0.33	1,234,342	0.844	4.32	1,041,823	5,331,814	1,121,800

Notes to Table:
(1)	The cut-off grade for reserves was calculated using the direct operating cost achieved during steady state production, excluding taxes and contingencies.
(2)	Gold equivalent was calculated using US$800/oz for Au and US$12/oz for Ag.

Financial Analysis

     The tables below provide a summary of the key parameters and results of the financial analysis conducted with the 2009 Hollister Report. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification.

– 43 –	Annual Information Form and Form 40-F

Table 17: Financial Analysis Assumptions – Hollister Property

Assumptions	2009 Hollister Report
Au price	US$800/oz
Ag price	US$12/oz
Proven & probable reserves	1,284,503(1) tons @ 0.87 oz/ton Au @ 4.58 oz/ton Ag @ 0.33 oz/ton cutoff 1.1 million oz Au 5.9 million oz Ag 1.2 million oz Au equivalent
Percentage of measured & indicated resources used in financial model	80%
Gold recovery	90%
Silver recovery	90%

Note to table:
(1) Total includes 50,161 tons of production in 2008.

     Regarding the mining capital cost table below, the trial mining conducted by the Company up to December 31, 2008 indicates additional development required to maximize the extraction of the high grade veins. Improving the safety and ventilation of the underground workings necessitates additional development capital to be spent on life of mine raises and sill pillars.

     The life of mine capital costs includes underground development for a 10 year mine life and acquisition and refurbishment costs of the Esmeralda Mill.

Table 18: Capital Cost Estimates – Hollister Property

Capital Costs (US$ Millions)	2009 Hollister Report
Underground exploration & development	53
Plant	10
Infrastructure	17
Surface equipment	3
Sub total	83
LOM capital	27

Total project capital	110
Capital spent up to December 31, 2008	53
Remaining capital to be spent over LOM	57

     Regarding the cash cost table below, cash costs include direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration,

– 44 –	Annual Information Form and Form 40-F

workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section. The cash costs also include haulage cost to the Esmeralda Mill.

Table 19: Cash Cost Estimates – Hollister Property

LOM Avg. Cash Costs (US$/oz Au Eq)	2009 Hollister Report
Mine costs	222
Development	61
Ore transport	60
Milling	50
Administration	33
Total	426

     Regarding the total life of mine cost table below, the total costs per gold equivalent ounce include cash costs plus proceeds on mineral taxes, federal income tax, contingencies and depreciation and amortization.

Table 20: Total Cost Estimates – Hollister Property

LOM Avg. Total Costs (US$/oz Au Eq)	2009 Hollister Report
Total costs	559

     An after tax cash flow schedule has been developed for the current production scenario and the capital and operating costs disclosed herein. The cash flow includes royalties and taxes payable. The results, at a cut-off of 0.30 oz/ton, show an estimated NPV of US$129.6 million at a 5% discount rate and an internal rate of return of 41.2% .

Table 21: Financial Analysis – Hollister Property

Financial Analysis (After Tax)	2009 Hollister Report
IRR	41.2%
NPV (5% discount rate)	US$129.6 million
NPV (10% discount rate)	US$93.8 million
Payback	5 years
Mine life	10 years, including one year start up

– 45 –	Annual Information Form and Form 40-F

Sensitivity Analysis

     A sensitivity analysis was done against the variables of cut-off grade to illustrate the impact on Au Eq oz, IRR and NPV (discounted at 10%). The table below illustrates the impact for cut-off grades of 0.25 oz/ton, 0.30 oz/ton and 0.35 oz/ton. The cut-off grade incorporates input variables for gold price, operating costs, metallurgical recoveries, mining dilution and gold losses.

Table 22: Sensitivity Analysis Using Different Au Cut-Off Grades – Hollister Property

Cut-off Grade Au oz/t	Tons	Au oz	Ag oz	Au Eq oz	Post Tax IRR	Post Tax NPV (10%) US$ million
0.25	1,398,219	1,185,583	5,942,876	1,256,898	47.2	106.4
0.30	1,284,503	1,113,656	5,882,495	1,184,246	41.2	93.8
0.35	998,219	915,583	4,365,303	967,967	44.1	73.6

     A sensitivity analysis was completed against the variables of gold price to illustrate the impact on IRR and NPV (discounted at 5%).

Table 23: Sensitivity Analysis Using Different Gold Prices – Hollister Property

		Post Tax NPV (5%)
Gold Price Sensitivity	Post Tax IRR	US$ million
US$700/oz	25.0%	$73.2
US$800/oz	41.2%	$129.6
US$900/oz	59.3%	$185.3

Plans

     Exploration drilling in 2009 will focus on the east and west extensions and cross cuts to the north are planned to provide systematic drill platforms which will enable testing the system at depth. Notably, the base of the vein system on the Hollister Property has not been detected yet.

     The Company plans to continue its test mining (ore removal and test-processing) activities at the HDB within the allowable ore tonnage authorizations of its existing permits. Using the existing infrastructure, the planned 2009 underground bulk sampling program will develop approximately 260,000 tons of rock (both waste and ore), similar to the volume of rock developed and removed from the underground workings in 2008. Management anticipates that the planned 2009 activities could result in the recovery of approximately 110,000 tons of ore. These activities are subject to ascertainment with Nevada mining authorities that none of the activities fall outside the recently acquired Water Pollution Control Permit and other applicable permits. This ore will be processed off-site in accordance with the Water Pollution Control Permit to determine its metallurgical characteristics. The Company also intends to refurbish the Esmeralda Mill in anticipation that operating costs will be less than the cost of the toll milling arrangements that have been offered to the Company.

     The Company will also be working on preparation of the required Environmental Impact Statement and will continue to refine its resource estimates. The current resource estimates will be reviewed in the next few months incorporating additional borehole and underground sampling, as well as using a variety of estimation techniques.

– 46 –	Annual Information Form and Form 40-F

     The base of the mineral system remains unconstrained and is an important exploration target. The Company believes there is still considerable exploration potential on the Hollister Property and 16 drill targets peripheral to the HDB have been prioritized for exploration drilling. Recommended exploration expenditure in 2009 includes: surface drilling (13,000 ft) estimated at US$1.5 million; airborne geophysical survey estimated at US$0.5 million; and underground drilling (92,000 ft) estimated at US$6.4 million.

     Table 24 provides detail of the estimated capital and operating costs over the life of the mine on the Hollister Property. The margin is influenced by the estimated operating and capital costs as well as the gold price obtained.

Table 24: Proposed Budget – Hollister Property (US$ million)

Proposed Budget	Expenditures as at December 31, 2008	2009	2010	Remaining	Total
Total Capital Costs	(55)	(24)	(13)	(18)	(110)
Operating and production costs	(64)	(62)	(49)	(321)	(496)
Taxes	-	-	-	(77)	(77)
Revenue	54	97	86	625	862
Total cash flow	(65)	11	24	209	179

Esmeralda Property

     The Company purchased the Esmeralda Property on December 16, 2008 from Metallic Ventures for an aggregate consideration of $2,403,600 (US$2,000,000). The Esmeralda Property consists of patented and unpatented mining claims, fee lands, water rights and a mill (the “Esmeralda Mill”). A reclamation asset equal to the $1,318,763 (US$1,082,728) reclamation liability incurred under the asset purchase was recorded against the Esmeralda Property. The Esmeralda Property is approximately 290 miles from the Hollister Property with 80% of that distance over paved roads.

     The Esmeralda Mill was operational for a short period during 2003 and 2004, after which it was placed on care and maintenance. The Esmeralda Mill processes ore through a carbon in pulp milling process with tailing deposition into an adjacent impoundment. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. Required permits that allow for the operation of the mining, milling and associated crushing activities are currently being transferred to the Company. An initial assessment of previous mining activities on the Esmeralda Property, including the quantum and quality of available drilling, geological and mining related data, is currently underway.

     The Esmeralda Mill can currently process up to 350 tons per day. The re-commissioning and reconfiguring of the Esmeralda Mill is expected to be completed by the end of June 2009, and the anticipated costs of refurbishment and commissioning are estimated at $3,264,240 (US$2,680,000); plant modification of $5,719,839 (US$4,696,091) and ancillary expenses of approximately $420,210 (US$345,000). Operating costs of the Esmeralda Mill are estimated not to exceed $60 (US$50) per ton, however this figure cannot be relied upon until test work is done.

     During January and February 2009, a turnkey refurbishment and re-commissioning proposal was solicited from prospective contractors for the Esmeralda Mill. This resulted in Hanlon Engineers being

– 47 –	Annual Information Form and Form 40-F

awarded the contract to commence with Phase 1 of the refurbishment and re-commissioning program of the Esmeralda Mill. Refurbishment work started on March 1, 2009.

Ganes Creek Property

     Great Basin Gold signed an agreement with Clark/Wiltz Mining (“CWM”), effective November 14, 2007, whereby it can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska (the “Ganes Creek Property”) by expending a total of US$3 million over a period of 3 years. Funds invested into the project will be reliant on positive results. Failure to spend the agreed exploration amount will result in a forfeiture of the earn in option. The Company can also increase its interest at a production decision by purchasing the remaining 20% in the Ganes Creek Property at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin Gold for US$2 million.

     Numerous quartz-gold nuggets have been found in local tailing piles adjacent to the runway. The target for this survey line is potential covered quartz veins hosted in fold hinges and thrust faults structures that parallel Ganes Creek.

     Additionally, all existing drill core on the property, consisting of ~1,580 m core, drilled by Battle Mountain Exploration and Full Metal Minerals was photographed, re-logged, and selectively sampled. These drillhole data will be used, in conjunction with surface geological maps, existing down-hole and surface assay data and 2dimentional and 3dimentional Included Polarization geophysical survey inversion information, to model the geology at depth at Independence/2040/Pzs Ridge, Breccia Hill, Katz, Potosi Creek, and at the Beaumeister Bench areas. The Company does not consider the Ganes Creek Property to be material at this time.

Tsetsera Property

     The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company has the right to earn-in an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights. An initial soil sampling and ground geophysics program has been completed on the property during 2008. Four follow up exploration targets were delineated from this work. The Company does not consider the Tsetsera Property to be material at this time.

Rusaf Gold Ltd.

     During 2008, Great Basin has through its Rusaf subsidiaries, conducted exploration in Tanzania and the Kurils Islands in eastern Russia. In Tanzania the exploration program consisted of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (Central South), where a soil sampling program was completed.

– 48 –	Annual Information Form and Form 40-F

     Exploration on the island of Kurils in 2008 included a 33 diamond borehole aimed at establishing indicated mineral resources in the main project area.

     Final results received from the drill program in Lake Victoria are currently being processed, and geological modeling and mineral resource estimation on the Lubando and Imweru is expected to be completed during the second quarter of 2009.

     The Nkulwisi (Lupa) drill program was completed in mid October and results from this program have been received. Geological modeling and mineral resource estimation is being undertaken during 2009. Due to delays in government permitting very little exploration work has been undertaken on the Kigugwe properties thus far. The process has now progressed to a stage where a final recommendation to grant the permit has been made to the relevant Ministries.

     In Kurils, 33 diamond boreholes totalling 20,073 ft (6,118 m) were completed on the Pereselencheskoye (Peres) target. Partial analyses from 11 drill holes have been received. The most significant results to date are in hole number PC08-01 with 130 ft (39.5 m) at 1.82 g/t Au and >0.4% Zn, PC08-03 with 223 ft (68 m) at 0.36 g/t Au and >0.26% Zn, and PC08-05 with 39 ft (12 m) at 2.4 g/t Au, >0.49% Pb, >0.51% Zn. Final assays are still pending, inclusive of additional analysis due to overlimits (>10 ppm for silver, >10,000 ppm for Pb and >10,000 ppm for Zn) on many of the samples.

     Preliminary conclusions based on results to date show a large low grade Au-Pb-Zn deposit. A disseminated gold halo appears to exist around dacitic to rhyolitic intrusive dike and stock(s). Lead and zinc mineralization occurs in veins and stockwork veinlets predominately within the intrusives. Skarn (hornfels and diopside) mineralization is present within altered volcanics adjacent to intrusives. Deposit-type is characteristic of high sulfidation epithermal to porphyritic in nature.

RISK FACTORS

     There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Great Basin Gold and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Great Basin Gold’s business and its involvement in the gold exploration and development industry.

     You should carefully consider the risk factors set out below along with the other matters set out in this AIF. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.

General Mining Risks

There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the SEC

     The mineralized material at our properties is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of any of our properties’ mineralization is yet considered to be a reserve under United States mining standards, among other considerations, as all necessary mining permits would be required to be on hand or issuance imminent in order to classify the project’s mineralized material as an economically exploitable reserve.

– 49 –	Annual Information Form and Form 40-F

The exploration for and development of mineral deposits involves significant risks

     Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility study work which outlines mineral reserves at both the Burnstone Property and the Hollister Property under NI 43-101. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

     The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be predicted, and their impact may result in us not receiving an adequate return on invested capital.

     The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period. In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

     The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

     The Company intends to review and optimize the estimation methodology used to estimate grade and tonnage at the Hollister Property in order to assist in the application of the resource model to mine planning. The Company’s ongoing drilling at the Hollister Property will impact the results of this review. The Company is unable to predict whether this review and optimization process will result in a significant change to the size or grade of the estimates contained in the 2009 Hollister Report.

No history of mining operations or profitability

     The Company’s properties are in the exploration and development stages. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Great Basin Gold is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and

– 50 –	Annual Information Form and Form 40-F

unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, injury to person and damage to property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Uncertainty of acquiring additional commercially mineable mineral rights

     Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

     The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

     In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Government regulation

     Great Basin Gold’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine, safety, toxic substances, land use, water use, land claims of local people and other matters. Although Great Basin’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

     Many of Great Basin Gold’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits for the Burnstone Property are, as a practical matter, subject to the discretion of the South African government. No assurance can be given that Great Basin Gold will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Great Basin Gold may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

– 51 –	Annual Information Form and Form 40-F

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     New laws and regulations or amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Great Basin Gold and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

A substantial or extended decline in gold prices would have a material adverse effect on our business

     Our business is dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  sales or leasing of gold by governments and central banks;

  strengthening of the US dollar;

  global or regional recession or reduced economic activity;

  speculative trading;

  decreased demand for industrial uses, use in jewellery or investment;

  high supply of gold from production, disinvestment and scrap;

  interest rates;

  sales by gold producers in forward transactions and other hedging;

  the production and cost levels for gold in major gold-producing nations; and

  the cost level (in local currencies) for gold in major consuming nations.

     Any drop in the price of gold would adversely impact our future revenues, profits and cash flows. In addition, sustained low gold prices can:

  reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

  halt or delay the development of new projects; and

  reduce funds available for exploration, with the result that depleted minerals are not replaced.

     If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our

– 52 –	Annual Information Form and Form 40-F

agreements or under our permits or licenses. As a result, we could lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them

     Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims and new order mining rights, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We are not able to obtain insurance for many of the risks that we face

     In the course of exploration, development and production of mineral properties, a variety of risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not possible to fully insure against many of the risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

     We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products resulting from exploration and production) is not generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities could reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

Risks More Specifically Relating to the Hollister Property

Risks associated with the 2009 Hollister Report

     The 2009 Hollister Report prepared on the Hollister Property was prepared to document the results of a resource update reported in a news release dated June 18, 2008, to update the current status of the HDB project and to support disclosure in a short form prospectus dated March 4, 2009.

     The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Hollister Property. The mineralized material at the Hollister Property is currently classified as a measured and indicated resource and a portion qualifies as proven and probable reserves under NI 43-101. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the 2009 Hollister Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the

– 53 –	Annual Information Form and Form 40-F

potential for significant increases in the cost of fuel and electricity. Operating costs of the Esmeralda Mill are estimated not to exceed US$50 per ton, based on the advice of its previous owners, which the Company believes to be a reasonable number. However, this figure can not be relied upon until test work is done.

     The 2009 Hollister Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the 2009 Hollister Report. Prices for gold have been below the price ranges assumed in 2009 Hollister Report at times during the past ten years, and for extended periods of time. The development of the Hollister Property is dependent upon generating adequate cash flow to sustain the capital requirements.

     Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Risks associated with the re-commissioning of the Esmeralda Mill

     The Company is in the process of re-commissioning the Esmeralda Mill. While the Company expects the re-commissioning to be completed by the end of June, 2009, there can be no assurance that the Company will meet this target. In addition, the Company has certain expectations with respect to performance of the Esmeralda Mill, but there can be no assurance that after the re-commissioning the Esmeralda Mill will perform to such expectations. A delay in re-commissioning and lower-than-expected performance could impact the Company’s cash flow.

Risks associated with the Environmental Impact Statement

     The Company sought to have the EIA serve as the basis for its mining permitting application at the Hollister Property. However, in December, 2008, the Company was advised that it would have to prepare an Environmental Impact Statement on the Hollister Property. Preparing the Environmental Impact Statement is a more in-depth and involved process and as a consequence, there is greater uncertainty in respect of timing and requirements to successfully complete an Environmental Impact Statement. Failure or delay to get an Environmental Impact Statement could materially hinder, delay or preclude the Company moving into production at the Hollister Property.

Permit restriction on production

     At the Hollister Property, test mining and bulk sampling commenced during 2008. The permitted production and processing offsite of ore at the Hollister Property is currently limited to 275,000 tons of ore per year in accordance with recent permitting received December 24, 2008. In 2008, the Company recovered 80,305 oz gold equivalent from approximately 50,161 tons of ore generated at the Hollister Property. If the Company fails to obtain and/or maintain in good standing the necessary permits to full production or exceeds the production restrictions on its current permitting, its trial mining and planned development activities could cease or be delayed.

We could incur substantial costs due to the environmental impact of our mining operations

     The Company’s activities at the Hollister Property are subject to extensive federal, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

– 54 –	Annual Information Form and Form 40-F

     Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow and results of operations.

Changes in mining legislation could adversely affect our operations

     The Bumpers-Rahall Bill, which aims to overhaul the General Mining Law of 1872, is currently being considered by the U.S. Congress. This Bill relates to hardrock mining on public lands. This Bill may include a royalty on hardrock mining on public lands. Should this Bill be enacted into law, the royalty provisions, whether applicable to gross or net profits, could adversely affect continued mineral production at the Hollister Property.

Risks More Specifically Relating to South Africa and the Burnstone Property

General

     A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary

     South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of subsidiaries with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately eliminating exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

Risks associated with the 2009 Burnstone Report

     The 2009 Burnstone Report prepared on the Burnstone Property was prepared to support technical disclosure in a new release issued by the Company on February 10, 2009 and for a short form prospectus dated March 4, 2009.

     The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards in NI 43-101 as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Property’s mineralization is yet considered to be a reserve under SEC standards, as all necessary mining permits would be required to be in hand or issuance imminent in order to classify any part of the project’s mineralized material as an economically exploitable reserve under such standards.

     Although final feasibility work has been done to confirm the mine design, mining methods and processing methods discussed in the 2009 Burnstone Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although

– 55 –	Annual Information Form and Form 40-F

costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the 2009 Burnstone Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

     The 2009 Burnstone Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the 2009 Burnstone Report. Prices for gold have been below the price ranges assumed in 2009 Burnstone Report at times during the past ten years, and for extended periods of time. The project will require major financing, including a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

     Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.

Changes in mining legislation could adversely affect our operations

     Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we are obliged to comply with the MPRDA, the associated regulations and the socioeconomic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Retention of prospecting and mining rights cannot be guaranteed

     In South Africa, although we have successfully converted all of our old prospecting rights to new order prospecting rights, and obtained our mining right (effective February 2009), new order prospecting or mining rights may be suspended or cancelled where the DME, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

Non-compliance with black economic empowerment(“BEE”) initiatives could affect our ability to secure mining rights

     In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

– 56 –	Annual Information Form and Form 40-F

     In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

     The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

     The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis.

     We are presently in compliance with BEE requirements, but we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could arguably result in our non-compliance if, for example, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares purchased by it with borrowed funds, or if our BEE partner is diluted out of or otherwise loses its interest in such shares. South African Courts have not yet tested the basic legal precept of “once BEE compliant, always BEE compliant”.

We could incur substantial costs due to the environmental impact of our mining operations

     Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially section.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that Section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

     Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DME, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

– 57 –	Annual Information Form and Form 40-F

     Under the National Water Act, 1998, the owner of land and controllers or occupiers of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

     The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions

     We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

     Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

The impact of the South African Royalty Bill is not presently known

     In November 2008, the South African government published the Mineral and Petroleum Resources Royalty Bill, which provides that a royalty will be payable to the South African government for gold production at a percentage of revenues from the sale of refined gold. Management has estimated the royalty payable on the Burnstone Property to be 4%. It is uncertain when the Royalty Bill will come into force, in that the South African government has recently stated that the implementation of the royalties regime is to be deferred until 2010.

Actual infrastructure costs may increase from those reported in the 2009 Burnstone Report

     Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, actual costs could be materially different from those contained in the 2009 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Risks Relating to Financial Matters

The Company may be unable to repay its Notes

     The Company undertook a note financing in December 2008 pursuant to which it may be requested by the holders to repay 120% of the principal amount of the notes on November 12, 2010. The

– 58 –	Annual Information Form and Form 40-F

notes are secured against the Company’s Nevada assets, including the Hollister Property. Should the Company be unable to repay the notes when due, the Company could face legal action by the note holders, or the note holders could realize on the secured Nevada assets, resulting in a seizure of the some of the assets on the Hollister Property.

The Company may be unable to obtain necessary project financing on the Burnstone Property

     The Company is presently negotiating to secure additional loan facilities in order to finance the Burnstone Property. The draw down of the additional facilities will be subject to a number of conditions precedent. If the Company is unable secure such financing or meet the conditions precedent in order to draw on the facilities, the Company will not have enough capital to move the Burnstone Property into production. Alternative financing may be unavailable to the Company or may be available on less favourable terms.

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders

     We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume volatility and the market price for our common shares may drop

     In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost.

     Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

     In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We have a history of losses

     We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs. As stated above, we have generated

– 59 –	Annual Information Form and Form 40-F

revenue in 2008 by way of processing ore that was recovered during development. The total gross revenue for 2008 was US$27 million.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders

     We may issue additional common shares or securities convertible into common shares in the future pursuant to a number of existing agreements, including further issuances of up to 50.9 million Common Shares to Rusaf Gold Ltd. that are contingent on exploration success on Rusaf properties over the next two years and further issuances due to anti-dilution provisions in existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

     Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws

     Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with NYSE Alternext corporate governance requirements under an exemption in the NYSE Alternext rules that permits us to follow Canadian governance requirements except for the US requirements relating to the independence of the Audit Committee.

We believe that we are a PFIC for U.S. federal income tax purposes

     We believe that we are a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. This could result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder of Common Shares or Warrants, including having gains realized on the sale of the Common Shares and Warrants treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us. We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares and the exercise, disposition, and lapse of warrants, as may apply to your particular circumstances.

Risks relating to Global Economy

     Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. The U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government

– 60 –	Annual Information Form and Form 40-F

actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

     These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

     Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

     The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Risks Relating to our Business and Operations

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed

     Mineral resources are often owned by their respective governments, and in such cases mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

     Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly from those estimated for a project prior to production

     Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

     Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

– 61 –	Annual Information Form and Form 40-F

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

     Our projects have no operating history upon which to base estimates of future cash operating costs.

     Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

     Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

– 62 –	Annual Information Form and Form 40-F

     It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition

     Our activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

     Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

We compete with other companies with greater financial resources

     We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks

     All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings although no such proceedings are currently ongoing. Further, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have material adverse effects on the Company’s future cash flow, results of operations or financial condition.

     In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

     Great Basin Resource Watch (“GBRW”), a non-profit non-governmental organization, has filed an appeal with the Nevada State Environmental Commission (“NSEC”) challenging the Nevada Department of Environmental Protection’s (“NDEP”) issuance of a water pollution control permit relating to the Hollister Property. An informational meeting took place with GBRW and NDEP on February 24, 2009, and as of the date of this AIF the GBRW has not indicated whether it has decided to continue or discontinue the appeal. A hearing with the NSEC will be scheduled should GBRW choose to continue with the appeal. There can be no assurance that the challenge by the GBRW or other NGOs to this permit or other permits relating to our projects will not result in cancellation of such permits, and any such

– 63 –	Annual Information Form and Form 40-F

cancellation could have a material adverse impact on our future cash flow, results of operations and financial condition.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations

     We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

     Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations

     We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

     Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retaining skilled and experienced personnel.

Difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

     The Company is organized under the laws of British Columbia and its principal executive office is located in the RSA. All of the Company’s officers and all but one of its directors, and all of the experts named in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

     The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial

– 64 –	Annual Information Form and Form 40-F

reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

     No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

     If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

ITEM 6.	DIVIDENDS

     The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.	DESCRIPTION OF CAPITAL STRUCTURE

     Great Basin’s share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 215,166,542 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2008 as well as 49,180,312 share purchase warrants outstanding and 17,242,396 share options outstanding at that date.

     Employees were allowed to cancel certain unexercised employee stock options and receive new options equal to 50% of the cancelled options at a price of $1.25 vesting over a 24 month period. These new options were from existing room in the Company’s option plan. The allocation of these options was concluded on January 12, 2009. Subsequent to cancelling and replacing the mentioned options the Company had 16,469,632 options outstanding at an average exercise price of $1.66 and 2,057,669 options that are exercisable at an average price of $2.24.

– 65 –	Annual Information Form and Form 40-F

     In December 2008, the Company entered into an equity line agreement (the “Investec Agreement”) with an affiliate of Investec Limited (“Investec”). The Investec Agreement provided that the Company could sell to Investec over the term of the Investec Agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The Investec Agreement has terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38.

     On December 12, 2008, the Company closed a senior secured note financing, issuing a total of 51,500 units and raising gross proceeds of US$51,500,000. Each unit consisted of a senior secured note (a “Note”) in the principal amount of US$1,000 and 350 common share purchase warrants (the “Note Financing Warrants”). Each Note Financing Warrant entitled the holder to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011.

     An anti-dilution protection contained in the warrant certificates was triggered by the public offering (refer below), which adjusted the exercise price of the warrants to $1.25 and the number of common shares which may be acquired increases to 26,994,240 common shares (including agent’s warrants). These warrants remain subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

     The Company completed a public offering on March 13, 2009 whereby it issued 100,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

     The Company also granted to the Underwriters an option (the “Over-Allotment Option”) to acquire additional Common Shares (the “Additional Common Shares”) at a price of $1.25 per Additional Common Share, in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the offering and/or additional Warrants (the “Additional Warrants”) at a price of $0.10 per Additional Warrant, in an aggregate amount of up to 15% of the aggregate number of Warrants sold pursuant to the offering. The full Over-Allotment Option was exercised on March 26, 2009, and increased the gross proceeds of the offering to $149,500,000.

     As of March 27, 2009, following the completion of the equity line agreement, public equity offering and changes to employee stock options, the capital structure consisted of the following:

			Number
	Expiry date	Exercise Price	Granted
Common shares	N/A	N/A	348,033,345

Warrants	April 20, 2009	$3.50	28,750,000
	September 30, 2010	ZAR20.78	1,684,312
	December 12, 2011	$1.25	26,994,240
	October 15, 2010	$1.60	65,000,000
			122,428,552

Share options	N/A	$1.66	16,469,632

– 66 –	Annual Information Form and Form 40-F

     There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin Gold rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin’s securities have not received any ratings from any rating organization

ITEM 8.	MARKET FOR SECURITIES

     The following table shows the progression in high and low trading prices of the common shares of Great Basin Gold on the TSX, JSE and NYSE Alternext for the periods listed. TSX and NYSE Alternext are our primary markets although we listed our common shares on the JSE in 2006.

	TSX:GBG			JSE: GBG			NAE: GBG
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Canadian Dollars			South African Rand			United States Dollars
Last fourteen months
February 2009	$2.38	$1.53	968 024	R18.90	R11.82	20 736	$1.90	$1.23	1324 076
January 2009	$1.72	$1.23	450 137	R14.00	R10.00	41 001	$1.40	$0.97	936 990
Last fourteen months (continued)
December 2008	$1.79	$0.95	953 939	R12.83	R 8.10	8 781	$1.50	$0.73	809 348
November 2008	$1.62	$0.99	611 273	R13.05	R 8.50	27 507	$1.40	$0.76	664 577
October 2008	$2.18	$0.91	946 832	R17.00	R 8.65	24 211	$2.07	$0.76	979 980
September 2008	$2.83	$1.48	713 415	R20.00	R12.00	14 932	$2.64	$1.37	1025 827
August 2008	$3.65	$2.46	518 947	R25.99	R18.50	11 352	$3.58	$2.32	519 086
July 2008	$3.73	$3.31	527 127	R28.49	R24.00	66 489	$3.72	$3.25	413 380
June 2008	$3.59	$3.10	410 240	R27.50	R24.50	46 788	$3.50	$3.06	366 598
May 2008	$3.67	$2.92	530 768	R28.00	R22.50	13 574	$3.73	$2.86	394 798
April 2008	$3.75	$2.90	602 377	R28.50	R22.25	51 148	$3.70	$2.84	536 750
March 2008	$3.83	$3.15	1 016 095	R30.50	R24.50	86 458	$3.85	$3.02	936 110
February 2008	$3.52	$2.78	567 565	R16.50	R14.75	18 493	$3.54	$2.80	559 670
January 2008	$3.45	$2.69	829 672	R15.75	R13.27	85 260	$3.37	$2.70	599 627
By fiscal quarter
Quarter ended December 31, 2008	$2.18	$0.91	841 211	R17.00	R 8.10	164 614	$2.07	$0.73	822 047
Quarter ended September 30, 2008	$3.73	$1.48	585 498	R28.49	R12.00	116 799	$3.72	$1.37	650 915
Quarter ended June 30, 2008	$3.75	$2.90	515 420	R28.50	R22.25	99 300	$3.73	$2.84	434 353
Quarter ended March 31, 2008	$3.83	$2.69	805 182	R30.50	R13.27	63 916	$3.85	$2.70	695 191
Quarter ended December 31, 2007	$3.45	$2.53	595 951	R24.00	R18.00	153 665	$3.62	$2.25	572 191
Quarter ended September 30, 2007	$3.24	$2.01	609 610	R21.75	R14.08	94 919	$3.13	$1.89	489 589
Quarter ended June 30, 2007	$2.88	$2.28	813 226	R19.00	R14.00	103 179	$2.70	$1.96	378 440
Quarter ended March 31, 2007	$2.64	$1.88	142 760	R16.00	R10.90	64 011	$2.27	$1.60	299 895
Quarter ended December 31, 2006	$2.28	$1.46	119985	R15.40	R11.82	45 774	$2.03	$1.30	258 389

– 67 –	Annual Information Form and Form 40-F

	TSX:GBG			JSE: GBG			NAE: GBG
	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Canadian Dollars			South African Rand			United States Dollars
Quarter ended September 30, 2006	$2.07	$1.45	102 487	n/a	n/a	n/a	$1.84	$1.27	188 173
Quarter ended June 30, 2006	$2.70	$1.69	213 720	n/a	n/a	n/a	$2.44	$1.51	347 630
Quarter ended March 31, 2006	$2.60	$1.77	156 451	n/a	n/a	n/a	$2.21	$1.54	303 074
Quarter ended December 31, 2005	$1.80	$1.01	119 740	n/a	n/a	n/a	$1.56	$0.86	223 084
Quarter ended September 30, 2005	$1.28	$0.99	51 111	n/a	n/a	n/a	$1.03	$0.83	131 364
Quarter ended June 30, 2005	$1.38	$1.01	35 426	n/a	n/a	n/a	$1.13	$0.79	122 127
Quarter ended March 31, 2005	$1.55	$1.33	72 520	n/a	n/a	n/a	$1.30	$1.11	174 252
By fiscal year
Year ended December 31, 2008	$3.83	$0.91	685 678	R30.50	R8.10	111 298	$3.85	$0.73	649 592
Year ended December 31, 2007	$3.45	$1.88	538 534	R24.00	R10.90	103 950	$3.62	$1.60	436 652
Year ended December 31, 2006	$2.70	$1.45	148 488	R15.40	R11.82	45 774	$2.44	$1.27	274 202
Year ended December 31, 2005	$1.80	$0.99	69 151	n/a	n/a	n/a	$1.56	$0.79	162 330
Year ended December 31, 2004	$3.70	$1.41	85 947	n/a	n/a	n/a	$2.90	$1.09	262 252
Year ended December 31, 2003	$3.90	$1.13	160 834	n/a	n/a	n/a	$3.00	$0.83	254 493
Year ended December 31, 2002	$2.30	$0.82	45 144	n/a	n/a	n/a	$1.52	$0.52	81 664

Bloomberg

ITEM 9.	ESCROWED SECURITIES AND RESTRICTIONS ON TRANSFER SECURITIES SUBJECT TO CONTRACTUAL

     There are no shares of Great Basin Gold held in escrow, or subject to contractual restrictions on transfer.

ITEM 10.	DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin Gold are as follows. Except where indicated, each director and senior officer of Great Basin Gold has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

– 68 –	Annual Information Form and Form 40-F

A. Directors

Name, position in the Company and province or state, and country of residence	Period(s) a director of the Company
Patrick R. Cooke Director Johannesburg, South Africa	Since May 2006
David J. Copeland Director Vancouver, British Columbia, Canada	February 1994 to June 23, 2008 (Retired)
T. Barry Coughlan Director Vancouver, British Columbia, Canada	Since February 1998
Ferdinand Dippenaar President, Chief Executive Officer and Director Bryanston, Gauteng, South Africa	Since December 2005
David M.S. Elliott Director Vancouver, British Columbia, Canada	Since July 2004
H. Wayne Kirk Director Orcas, Washington, USA	Since July 2004
Sipho A. Nkosi Director Sandton, Gauteng, South Africa	Since August 2003
Walter T. Segsworth Director North Vancouver, British Columbia, Canada	Since January 2003
Ronald W. Thiessen Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

     At the annual general meeting held on June 23, 2008, directors listed above ( except Mr Copeland who retired) were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which is expected to be held on June 22, 2009. Based on insider reports filed on www.sedi.ca, as at March 16, 2009, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 1,270,173 common shares of the Company (0.38%), or 3,339,973 common shares on a fully diluted basis (0.72%) .

     The following committees have been established by the members of Great Basin’s Board of Directors:

– 69 –	Annual Information Form and Form 40-F

Committee	Membership
Audit Committee	David M.S. Elliott (Chair) Wayne Kirk Patrick R. Cooke
Compensation Committee	T. Barry Coughlan (Chair) David M.S. Elliott Patrick R. Cooke Sipho A. Nkosi
Nominating and Corporate Governance Committee	Wayne Kirk (Chair) T. Barry Coughlan Patrick R. Cooke Sipho A. Nkosi
Environmental, Health and Safety Committee	Walter Segsworth
Investment Committee	Ferdinand Dippenaar, (Chair) David M.S. Elliott Walter Segsworth Ronald W. Thiessen
Executive Committee	Ronald W. Thiessen, (Chair) Patrick R. Cooke Ferdinand Dippenaar

     The mandate of each of these committees is more particularly described in Great Basin’s management information circular filed on www.sedar.com on May 15, 2008 and on the Company’s website at www.greatbasingold.com.

The following biographies have been provided by the individual directors.

Principal Occupation and Other Companies Served by Current Directors of Great Basin

PATRICK COOKE, B.Comm. (Wits), CA (SA) – Director

     Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, fast moving consumer goods, financial services and professional services companies.

     Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Property and the vending of that project to the Company and thereafter joined the Pangea Group as Financial Director. Mr Cooke recently resigned from the Pangea Group

     Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

– 70 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Pangea Diamond Fields PLC (1)	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present

Note:
(1) London Stock Exchange.

DAVID COPELAND, P.Eng. – Director

     David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of the Company and other companies for which Hunter Dickinson Services Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Services Inc. Mr, Copeland retired from the Great Basin Gold board of directors on June 23, 2008.

     Mr. Copeland is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	June 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

     Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

     Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present

– 71 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004

FERDINAND DIPPENAAR, B.Comm, B.Proc, MBA – President and CEO and Director

     Ferdi Dippenaar is a resident of the RSA and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

     Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Marketing for Harmony.

     Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

     Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd(1)	Director	July 2008	Present
Kryso Resources Inc(2)	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd. (2)	Executive Director	1997	November 2005

Notes:
(1)	Johannesburg Securities Exchange Ltd
(2)	London Stock Exchange. (AIM)

DAVID ELLIOTT, B.Comm, ICD.D, F

     David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief

– 72 –	Annual Information Form and Form 40-F

Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

     Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

WAYNE KIRK, LLB – Director

     Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

     Mr. Kirk is a citizen of the United States and is a resident of Orcas, Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

     Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Gabriel Resources Ltd	Director	June 2008	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 73 –	Annual Information Form and Form 40-F

SIPHO NKOSI, B.Comm (Hons) (Econ), MBA, Diploma in Market Management – Director

     Sipho Nkosi began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He was the founder and chief executive officer of Eyesizwe Holdings since 2001. Mr. Nkosi was appointed as chief executive officer (designate) of Exxaro Resources Limited during November 2006. Other current directorships: African Life Company (Pty) Ltd; Everest Systems Solutions (Pty) Ltd; Eyesizwe Coal (Pty) Ltd; Eyesizwe Holdings (Pty) Ltd; Eyesizwe Mining (Pty) Ltd; Gold Fields Coal Ltd; Richards Bay Coal Terminal Company Ltd; Amawazi Technologies; Southgold Exploration (Pty) Ltd;

     Mr. Nkosi is or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Exxaro Resources Ltd (formerly Khumba Resources Ltd(1)	Chief Executive Officer	November 2006	Present
Anooraq Resources Corporation	Director	September 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

WALTER SEGSWORTH, P.Eng. – Director

     Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

     Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	September 2004
Great Basin Gold Ltd.	Director	January 2003	Present

– 74 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Cumberland Resources	Director	May 2002	April 2007
Yukon Zinc Corp.	Director	February 2001	Present
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present
Plutonic Power Corp	Director	October 2003	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

     Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

     Mr. Thiessen is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006

– 75 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	August 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

B. Officers

Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present
Lou van Vuuren	Chief Financial Officer	March 2008	Present
Johan Oelofse	Chief Operating Officer	March 2006	Present
Willie Beckmann	Vice President, Business Services	March 2006	Present

– 76 –	Annual Information Form and Form 40-F

Dawie Mostert	Vice President, Human Capital	March 2006	Present

FERDINAND DIPPENAAR, Chief Executive Officer

     See Mr. Dippenaar’s biography under the heading “Directors” above.

LOU VAN VUUREN, Chief Financial Officer

     Mr van Vuuren is a qualified Chartered Accountant and joined the Company from PricewaterhouseCoopers. He brings along a wealth of experience in multi national companies listed on various world markets and the required regulatory requirements posed to such companies. He has been involved in the international gold mining sector for a number of years and gained valuable exposure during his involvement in various capital raising transactions a well as mergers and acquisitions.

JOHAN OELOFSE, Chief Operating Officer

     Mr. Oelofse is a qualified mining engineer with 28 years experience including working on projects in South Africa, Uganda, Mozambique, Argentina, Kentucky in the USA, Kazakhstan, Uzbekistan, Tajikistan, China, Malaysia, Indonesia and the DRC. Mr. Oelofse began his career in the South African Gold Mining environment and gained a working knowledge of all aspects of the industry. Mr. Oelofse has a B Ing degree from Pretoria University in South Africa and an MSc Mining Engineering at Camborne School of Mines. Mr. Oelofse joined Great Basin Gold as Chief Operating Officer in March 2006.

WILLIE BECKMANN, Vice President: Business Services

     Mr. Beckmann is an accredited attorney, notary and conveyancer. Mr. Beckmann obtained the degrees B Juris LLB (1983) from the North West University. Mr. Beckmann started his career as an officer in the South African Defence Force where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. Mr. Beckmann joined the gold mining industry in 2002 as the group security manager of Harmony Gold Mining Company. Mr. Beckmann since then successfully founded the Legal and Compliance Department overseeing the security, legal and enterprise- wide risk management functions of Harmony. Mr. Beckmann joined Great Basin Gold in March 2006 responsible for the Legal and Compliance functions and business services.

DAWIE MOSTERT, Vice President: Human Capital

     Mr. Mostert has a diploma in Labour Relations (DPLR) (Advanced Labour Law) and a MBA degree from Wits University in South Africa. Mr. Mostert has approximately 17 years experience in the mining industry during which time he has functioned in many positions including Human Resources Manager, Mine Manager, Elandsrand; Executive Training and People Development; Executive Employee Relations; Executive Human Resources and Executive New Mines. Mr. Mostert was appointed to the executive of Harmony Gold Mining Company in April 2002. As a Harmony executive, Mr. Mostert served on the boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the

– 77 –	Annual Information Form and Form 40-F

individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

     Several Directors of Great Basin Gold also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin Gold and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin Gold has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin Gold. One Director, Sipho Nkosi is a director of our BEE partner Tranter Gold (Pty) Ltd and so has potential conflicts of interest in connection with serving on the board of a major shareholder at the same time he serves on the Company’s board.

ITEM 11.	PROMOTERS

     Not applicable.

ITEM 12.	LEGAL PROCEEDINGS

     No other material legal proceedings involving Great Basin Gold or its subsidiaries are ongoing or expected.

ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Apart from Sipho A. Nkosi (a director of the Company who has a material interest in the Company’s BEE transaction, but who abstained from the relevant resolutions approving the transaction, none) of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company.

ITEM 14.	TRANSFER AGENT AND REGISTRAR

     The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC as well as its South African affiliate at its Johannesburg office Great Basin Gold maintains separate share registers.

– 78 –	Annual Information Form and Form 40-F

ITEM 15.	MATERIAL CONTRACTS

     (a)      Tranter Margin Loan Agreements: Under these agreements Great Basin Gold has guaranteed ZAR80 million ($8million) of the indebtedness of its BEE partner, Tranter Burnstone and as well provided a ZAR 32 million deposit ($3.2 million) in December, 2008 to increase the value of the 19.9 million shares of Great Basin Gold pledged as security for the ZAR380 million ($38 million) loan made by South African banks to Tranter Burnstone;

     (b)      Rusaf arrangement (or merger) agreement under which additional shares of Great Basin Gold could become issuable dependent on gold discoveries from Rusaf Gold Ltd properties. See “Description of Business”;

     (c)      Senior Notes Indenture Dated December 12, 2008 and filed at www.sedar.com on January 20, 2009. The Indenture governs the terms of the US$50 million senior secured Notes described under “Description of Capital Structure”; and

     (d)      Great Basin’s stock option plan described in its 2008 shareholder proxy materials filed on www.sedar.com on May 29, 2008.

ITEM 16.	INTERESTS OF EXPERTS

Interests of Experts

     The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

     (a)       The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 20, 2009 in respect of the Corporation’s consolidated financial statements as at December 31, 2008 and for the year ended December 31, 2008 and the Corporation’s internal control over financial reporting as at December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

     (b)      Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat. are the qualified persons who co-authored “Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project”, dated February 27, 2009 and filed on SEDAR on March 4, 2009;

     (c)      Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat., prepared the “Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project” dated February 27, 2009 and filed on SEDAR on March 4, 2009;

     To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

– 79 –	Annual Information Form and Form 40-F

     Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours

ITEM 17.	ADDITIONAL INFORMATION

     Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

     The following documents can be obtained upon request from Great Basin’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company to be held in June 2009, when available.

     The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 18.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective, It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

– 80 –	Annual Information Form and Form 40-F

     There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2008. In making this assessment, the company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Management has excluded GBG Rusaf Gold Limited and its subsidiaries which were acquired in an asset acquisition during 2008, from its assessment of internal control over financial reporting as at December 31, 2008. GBG Rusaf Gold represents total assets of $1.6 million and net loss of $8 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2008.

     During the 2008 fiscal year, no changes occurred in the Company’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

     Based upon this assessment, management concluded that the company’s internal control over financial reporting was effective as at December 31, 2008.

     The effectiveness of the company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

– 81 –	Annual Information Form and Form 40-F

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING:

     During the year ended December 31, 2008, there were no changes in our internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 20.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.	AUDIT COMMITTEE FINANCIAL EXPERT

     The members of the audit committee are Messrs. Wayne Kirk, Patrick Cooke and David Elliott. The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee “financial expert” based on his education and experience and each of the members is financially literate. Each of the audit committee members is “independent”, as that term is defined by Canadian Multilateral Instrument 52-110. Mr. Elliott is an accredited Chartered Accountant in Canada, Mr. Cooke is a Chartered Accountant in South Africa and Mr Kirk is a retired securities attorney. Great Basin’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com

B.	CODE OF ETHICS

     The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.greatbasingold.com.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended December 31
	2008	2007
Audit Fees	$281,258	$201,876
Audit Related Fees	12,632	40,871
Tax Fees	4,002	40,834
All Other Fees	1,440	578
Total	$299,332	$284,157

Audit Fees

     Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

– 82 –	Annual Information Form and Form 40-F

Audit-Related Fees

     Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

     Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

     All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

     From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

ITEM 21.	OFF BALANCE SHEET ARRANGEMENTS

     The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

     On October 1, 2007, Tranter Burnstone borrowed $29 million (ZAR200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

     The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account and the Company elected to assist Tranter and deposited $4 million (ZAR31 million) with Investec on behalf of Tranter Burnstone into the margin account in partial satisfaction of the margin requirement. Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. The terms of refund of the Company’s cash deposited into the margin account is currently under discussion with Investec and is

– 83 –	Annual Information Form and Form 40-F

expected to involve further recovery in the price of the Company’s shares. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

ITEM 22.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Less than one
	Total	year	2 to 5 years	More than 5 years
Exploration commitment	10	5	5	Nil
Project loan facility	48	Nil	33	15
Senior secured notes	75	Nil	75	Nil
Finance lease liability	2.8	1	1.8	Nil
Operating lease obligations	0.9	0.2	0.7	Nil
Purchase obligations	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil
Total	136.7	6.2	115.5	15

Exploration commitments

     The Company signed an agreement, effective November 14, 2007, whereby the Company can earn 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CWM, based in Talkeetna, Alaska, USA. The earn-in right will be forfeited should the contracted expenditure not be incurred.

     On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

     In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Project loan facility

     The facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was at 12.06% .

– 84 –	Annual Information Form and Form 40-F

Senior secured notes

     Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid. The Notes are guaranteed on a joint and several basis, by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

     The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is secured by the leased assets which had a carrying value of $2,736,595 at December 31, 2008.